SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------


                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------


                          Millers American Group, Inc.

      --------------------------------------------------------------
          (Exact name of registrant as specified in its charter)


          Texas                                   75-2810186
-----------------------------         ----------------------------------
(State of incorporation)             (I.R.S. Employer Identification No.)


777 Main Street, Suite 1000
Fort Worth, Texas                                   76102
---------------------------           ----------------------------------
(Address of principal executive office)           (Zip Code)


Registrant's telephone number, including area code:    (817) 348-1600
                                                   --------------------

                            ------------------


     Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

     Securities to be registered pursuant to Section 12(g) of the Act:

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 SERIES B PREFERRED STOCK PURCHASE RIGHTS

INTRODUCTORY NOTE

     This registration statement contains certain forward-looking statements that involve risks and uncertainties. Such statements can be identified by the use of forward-looking terminology, such as "may," "will," "should," "anticipate," "believe," "estimate," "expect," "intend" and similar expressions. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors set forth elsewhere in this registration statement, including, but not limited to, "Item 2. Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations." The factors that could cause actual results to differ materially include, but are not limited to, the following: catastrophe and natural peril losses, inadequate loss reserves, geographic concentration of business, competitive factors and pricing pressures, changes in legal and regulatory requirements, and general economic conditions. Undue reliance should not be placed on any such forward-looking statements.

     The executive offices of Millers American Group, Inc., a Texas corporation (the "Company"), were adversely affected by the tornado that stuck downtown Fort Worth, Texas on the evening of March 28, 2000. The Company's employees were not allowed back onto the premises until April 24, 2000. As a result, the Company was greatly hindered by the inconvenience of the catastrophe. Consequently, certain parts of this Form 10 will be amended to include final information, including, but not limited to, audited financial statements.

ITEM 1.   BUSINESS.

     The Company was formed on February 25, 1999. The Company serves as an indirect holding company for Millers Insurance Company, a Texas stock insurance company ("Millers Insurance") (f/k/a The Millers Mutual Fire Insurance Company, a Texas mutual property and casualty insurance company ("Millers Mutual")), and Phoenix Indemnity Insurance Company, an Arizona stock insurance company ("Phoenix Indemnity," together with Millers Insurance and its subsidiaries, the "Insurance Subsidiaries"). The Company's executive offices are located at 777 Main Street, Suite 1000, Fort Worth, Texas 76102 and its telephone number is
(817) 348-1600.

     On January 8, 1999, the Commissioner of Insurance of the State of Texas (the "Commissioner") approved a Plan of Conversion (the "Plan of Conversion"). The Plan of Conversion was approved by the Millers Mutual policyholders and became effective on April 21, 1999. Pursuant to the Plan of Conversion, Millers Mutual (i) converted from a mutual insurance company to a stock insurance company, (ii) changed its name to "The Millers Insurance Company," and (iii) became a wholly-owned subsidiary of Trilogy Holdings, Inc., a Nevada business corporation ("Trilogy Holdings"), which in turn became a wholly-owned subsidiary of the Company. Pursuant to the Plan of Conversion, membership interests in Millers Mutual were converted into one share of the Company's common stock, par value $0.01 per share (the "Common Stock").

     On September 1, 1999, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") with the shareholders of Phoenix Indemnity. Pursuant to the Stock Purchase Agreement, the Company acquired from such shareholders all of the outstanding capital stock of Phoenix Indemnity for $25 million in cash. The acquisition was funded principally through a revolving line of credit from a bank and cash.

     The Company has no significant assets other than the stock of Trilogy Holdings, which in turn has no significant assets other than the stock of Millers Insurance and Phoenix Indemnity. With the exception of the $20 million of debt incurred in the acquisition of Phoenix Indemnity, the assets and liabilities of the Company on a consolidated basis are not materially different from the assets and liabilities of the Insurance Subsidiaries. As a holding company, the Company may make investments and engage in businesses not permitted for an insurance company. Presently, the Company intends to evaluate opportunities to acquire other companies and may issue capital stock to consummate such acquisitions.

     Millers Insurance is a stock property and casualty insurance company formed under the laws of the State of Texas. Millers Insurance is licensed to do business in Texas and in 38 other states, including California, Florida and New Mexico. Millers Insurance provides a variety of insurance products for individuals and businesses. Millers Insurance had $122.1 million in admitted assets and $34.65 million in total surplus for the year ended December 31, 1999.

     Phoenix Indemnity is an Arizona stock insurance company formed under the laws of the State of Arizona. Phoenix Indemnity is licensed to do business in Arizona and in 23 other states, including New Mexico, Utah, Nevada and Kentucky. Phoenix Indemnity primarily provides nonstandard automobile insurance products for individuals and focuses primarily on rural demographic areas that provide long-range growth prospects. Phoenix Indemnity had $58.5 million in admitted assets and $15.68 million in total surplus for the year ended December 31, 1999.

History

Millers Insurance is one of the oldest insurance carriers domiciled in the state of Texas. Millers Mutual, the predecessor to Millers Insurance, was incorporated on March 1, 1898 under the laws of the State of Texas. Operations have been conducted on a multiple line basis with broad underwriting power since the absorption in 1952 of a former affiliated casualty organization, Texas National Mutual Insurance Company. On April 21, 1999, Millers Mutual converted from a mutual insurance company to a stock insurance company and adopted its current name.

Phoenix Indemnity was incorporated in 1988 in connection with a strategic alliance between Acceptance Insurance Company ("Acceptance") and Statewide General Agency ("Statewide"), a managing general agency that represented Acceptance. In April 1994, Acceptance purchased Statewide's entire ownership interest in Phoenix Indemnity, and Phoenix Indemnity thereafter became a wholly-owned subsidiary of Acceptance. On September 21, 1999, the Company purchased all of the outstanding shares of the capital stock of Phoenix Indemnity.

Organization Chart

Set forth below is an organization chart of the Company and its significant subsidiaries and affiliates as of the date of this registration statement.

                        ______________________________
                       |                              |
                       |         Shareholders         |
                       |______________________________|
                                       |
                                       |
                        _______________|______________
                       |                              |
                       | Millers American Group, Inc. |
                       |______________________________|
                                       |
                                       |  100%
                        _______________|______________
                       |                              |
                       |     Trilogy Holdings, Inc.   |
                       |______________________________|
                                       |
                        _______________|________________
                       | 100%                      100% |
        _______________|______________   _______________|______________
       |The Millers Insurance Company | |                              |
       |  (f/k/a The Millers Mutual   | |        Phoenix Indemnity     |
       |   Fire Insurance Company)    | |        Insurance Company     |
       |______________________________| |______________________________|
                       |
          _____________|___________________________________
         | 100%                   | 100%              100% |
 ________|________        ________|________      __________|________
| Millers General |      | Millers Holding |    | INSpire Insurance |
|     Agency      |      |   Corporation   |    |  Solutions, Inc.  |
|_________________|      |_________________|    |___________________|
                                  |
                     _____________|______________
                    |  99.5%                     | 100%
            ________|________            ________|________
           |       The       |          |       The       |
           |Millers Casualty |          |  Millers Direct |
           |Insurance Company|          |Insurance Company|
           |_________________|          |_________________|


Overview of the Property and Casualty Insurance Industry

     The property and casualty insurance industry provides financial protection for individuals, businesses and others against losses of property or losses by third parties for which the insured is liable. Property and casualty insurers underwrite insurance policies that cover various types of risks, which can generally be divided into personal lines of insurance covering individuals and commercial lines of insurance covering businesses. Personal lines generally include automobile insurance (including physical damage and liability insurance) and homeowners' insurance. Commercial lines generally include commercial package, workers' compensation, general liability and automobile liability insurance, as well as insurance covering other commercial risks.

     The property and casualty insurance industry is highly competitive. Insurance companies compete primarily on the basis of price, consumer satisfaction and claims paying ability. Based on statistics released by the Insurance Services Office, an industry advisory organization ("ISO"), premium revenues for the property and casualty insurance industry over the past several years have been increasing by approximately 3% annually.

Insurance Operations

     The Insurance Subsidiaries are multiple line companies that specialize in standard personal lines, nonstandard personal lines and commercial lines of insurance. Business is primarily produced via agency relationships (i.e., both general and retail agents). The Insurance Subsidiaries offer a variety of property and casualty insurance products primarily designed to meet the insurance needs of the rural and suburban communities in which the Insurance Subsidiaries do business. The following tables set forth the direct premiums written, net premiums earned, net loss ratios, expense ratios and combined ratios of the Insurance Subsidiaries by product line for the periods indicated:

                                                     Year Ended December 31,
                                 ----------------------------------------------------------
                                            % of                % of                 % of
                                   1999     Total      1998     Total       1997     Total
                                 --------   ------    -------   ------    --------   ------
                                                      (dollars in thousands)
Direct Premiums Written:
  Private passenger automobile   $ 49,682       47%   $24,584       35%   $ 39,607       38%
  Commercial multi-peril           21,082       20     22,892       32      26,439       25
  Fire and allied                   4,050        4      2,521        4      11,945       11
  Commercial automobile            17,507       17     13,831       20      15,546       15
  Other liability                   1,633        1      2,223        3       4,062        4
  Other                            11,501       11      4,576        6       7,714        7
                                 --------   ------    -------   ------    --------   ------
     Total                       $105,455      100%   $70,627      100%   $105,313      100%
                                 ========   ======    =======   ======    ========   ======

Net Premiums Earned:
  Private passenger automobile   $ 53,331       51%   $29,846       35%   $ 38,415       39%
  Commercial multi-peril           21,730       20     25,388       30      23,923       24
  Fire and allied                   2,438        2      5,618        6      12,389       13
  Commercial automobile            18,737       18     16,360       19      13,989       14
  Other liability                   2,215        2      3,527        4       2,941        3
  Other                             6,947        7      4,996        6       6,993        7
                                 --------   ------    -------   ------    --------   ------
     Total                       $105,398      100%   $85,735      100%   $ 98,650      100%
                                 ========   ======    =======   ======    ========   ======



                                                    Year Ended
                                                    December 31,
                                              ------------------------
                                              1999      1998      1997
                                              ----      ----      ----
Net Loss Ratios:
  Private passenger automobile                  97%       89%       81%
  Commercial multi-peril                        60        75        91
  Fire and allied                               55        72       117
  Commercial automobile                         64       124        82
  Other liability                                1        61        93
  Other                                         64       116        66
                                               ---       ---       ---
     Total                                      76%       91%       87%
                                               ===       ===       ===

Expense Ratios:
  Private passenger automobile                  39%       47%       56%
  Commercial multi-peril                        54        63        52
  Fire and allied                               36        79        47
  Commercial automobile                         50        65        58
  Other liabilities                             64        92        90
  Other                                         29        30        22
                                               ---       ---       ---
     Total                                      43%       57%       53%
                                               ===       ===       ===

Combined Ratios:
  Private passenger automobile                 136%      136%      136%
  Commercial multi-peril                       114       138       143
  Fire and allied                               91       151       164
  Commercial automobile                        114       189       140
  Other liabilities                             65       153       183
  Other                                         94       147        88
                                               ---       ---       ---
     Total                                     119%      148%      140%
                                               ===       ===       ===

Industry Combined Ratios(1)                    106%      104%      100%
                                               ===       ===       ===

(1) The property and casualty industry as a whole, not companies with comparable lines of coverage, was used by A.M. Best Company ("A.M. Best") in calculating these ratios. The ratios for 1999 are estimates by A.M. Best.

     Private Passenger Automobile. Private passenger automobile coverage insures individuals against losses incurred from personal bodily injury, bodily injury to third parties, property damage to an insured's vehicle, property damage to other vehicles and other property, and uninsured motorists.

     Commercial Multi-Peril. Commercial multi-peril coverage insures businesses against third party liability from accidents occurring on their premises or arising out of their operations, such as injuries sustained from products sold. It also insures business property for damage, such as that caused by fire, wind, hail, water damage, theft and vandalism.

     Fire and Allied. Fire coverage insures businesses against losses incurred by fire. Allied coverage insures businesses against losses incurred by windstorm, smoke, hail and other similar perils.

     Commercial Automobile. Commercial automobile coverage insures businesses against losses incurred from personal bodily injury, bodily injury to third parties, property damage to an insured's vehicle and property damage to other vehicles and other property. These policies are generally marketed in conjunction with commercial multi-peril policies.

     Other Liability. These policies include umbrella liability coverage, premium liability coverage and general liability coverage.

     Other. These policies include (i) homeowners' coverage, which covers individuals for losses to their residences and personal property, such as those caused by fire, wind, hail, water damage, theft and vandalism, and against third party liability claims, and (ii) inland marine coverage, which covers merchandise and cargo in transit.

Marketing

     The Insurance Subsidiaries market their property and casualty insurance products primarily through their network of general and independent agents. The Insurance Subsidiaries manage their agents through quarterly business reviews (which include underwriter participation) and the establishment of benchmarks and goals for premium volume and underwriting results. In recent years, the Insurance Subsidiaries have terminated relationships with low volume or unprofitable agents. Most of the Insurance Subsidiaries' agents represent multiple carriers and are established residents of the rural and suburban communities in which they operate. The Insurance Subsidiaries consider their relationships with their agents to be good.

     The Insurance Subsidiaries depend in part upon their agency force to produce new business and to provide customer service. The network of agents also serves as an important source of information about the needs of the communities served by the Insurance Subsidiaries. This information is utilized by the Insurance Subsidiaries to develop new products and new product features. Agency compensation is based on a fixed base commission with an opportunity for profit-sharing depending on the agency's production goals and loss experience. The Insurance Subsidiaries emphasize personal contact between their agents and the policyholders. The Insurance Subsidiaries' agencies are monitored and supported by agent representatives, who are employees of the Insurance Subsidiaries and who have principal responsibility for recruiting and managing agency relationships. To support their marketing efforts, the Insurance Subsidiaries develop and produce print advertising and frequently meet with their agents. The Insurance Subsidiaries' agent representatives conduct training programs that provide technical training about their products.

     For the year ended December 31, 1999, eight general agents accounted for approximately 56% of direct premiums written, and over one thousand independent agents accounted for the remaining direct premiums written. The largest general agent accounted for approximately 27% of the total direct premiums written.

Underwriting

     The Insurance Subsidiaries produce business in three distinct operating segments: standard personal lines, nonstandard personal lines and commercial lines. The Insurance Subsidiaries underwrite most of their business through general and independent agents, which perform all of the underwriting functions according to the underwriting guidelines established by the Insurance Subsidiaries. The Insurance Subsidiaries employ underwriters to develop and refine the underwriting guidelines based on the type of insurance product and the state in which the agent operates and to monitor compliance by agents with these underwriting guidelines.

     The manner in which the Insurance Subsidiaries price products takes into consideration the expected frequency and severity of losses; the costs of providing the necessary coverage, including the cost of administering claims, sales and other administrative and overhead costs; and a margin for profit.

Claims

     The Insurance Subsidiaries' claims philosophy emphasizes timely investigation, evaluation and fair settlement of claims, while maintaining adequate case reserves and controlling claim adjustment expenses. The claims philosophy is designed to support the Insurance Subsidiaries' marketing efforts by providing prompt service and making the claims process a positive experience for both the agents and the policyholders.

     The Insurance Subsidiaries outsource their claims administration responsibilities to INSpire Insurance Solutions, Inc., a Texas corporation and an affiliate of the Company ("INSpire"), and to other outsourcing service providers. INSpire and such other outsourcing service providers manage the appraising, qualifying and settling of claims by insureds. The Insurance Subsidiaries generally reimburse INSpire and such other outsourcing service providers on a claims paid or percentage of premiums basis. Although INSpire is an affiliate of the Company, it also provides claims administration services to other companies that are not affiliated with the Company or INSpire.

Reinsurance

     Following customary insurance industry practice, the Insurance Subsidiaries reinsure a portion of their exposure and pay the reinsurers a portion of the premiums received on all policies reinsured. The Insurance Subsidiaries cede insurance principally to reduce net liability on individual risks, mitigate the effect of individual loss occurrences (including catastrophic losses), stabilize underwriting results, and increase the Insurance Subsidiaries' underwriting capacity.

     Reinsurance does not legally discharge the Insurance Subsidiaries from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the Insurance Subsidiaries to the extent of the coverage ceded. The Insurance Subsidiaries determine the amount and scope of reinsurance coverage to purchase each year based upon their evaluations of the risks accepted, consultations with reinsurance representatives, and reviews of market conditions, including the availability and pricing of reinsurance. The Insurance Subsidiaries' reinsurance arrangements are placed with non- affiliated reinsurers and are generally renegotiated annually.

     The insolvency or inability of any reinsurer to meet its obligations to the Insurance Subsidiaries could have a material adverse effect on the results of operations or financial condition of the Insurance Subsidiaries. The Insurance Subsidiaries monitor the solvency of reinsurers through regular reviews of their financial statements and their ratings by A.M. Best. The Insurance Subsidiaries have not previously experienced any significant difficulties collecting amounts due from reinsurers.

Loss and LAE Reserves

     The Insurance Subsidiaries are required by applicable insurance laws and regulations to maintain reserves for the payment of losses and "loss adjusted expenses" ("LAE") for both reported claims and for claims "incurred but not reported" ("IBNR") arising from the policies they have issued. These laws and regulations require that provision be made for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what the Insurance Subsidiaries expect the cost of the ultimate settlement and administration of such claims to be based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors, such as inflation and changing judicial theories of liability.

     The estimation of ultimate liability for unpaid losses and LAE is an inherently uncertain process and does not represent an exact calculation of that liability. The Insurance Subsidiaries' reserve policy recognizes this uncertainty by maintaining reserves at a level that provides for the possibility of adverse developments relative to the estimation process. The Insurance Subsidiaries do not discount their reserves to recognize the time value of money.

     When a claim is reported to the Insurance Subsidiaries, claims personnel establish a case reserve for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserve practices and upon the experience and knowledge of the estimator regarding the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are adjusted by the Insurance Subsidiaries' claims staff as more information becomes available. The Insurance Subsidiaries' policy is to settle each claim as expeditiously as possible.

     The Insurance Subsidiaries maintain IBNR reserves to provide for the future reporting of claims already incurred and any developments on reported claims. The IBNR reserve is determined by estimating the Insurance Subsidiaries' ultimate net liability for both reported and IBNR claims and then subtracting the case reserves and paid losses for the reported claims.

     The Insurance Subsidiaries regularly compute their estimated ultimate liability using principles and procedures applicable to the lines of business written. However, because the establishment of loss reserves is an inherently uncertain process, there can be no assurance that ultimate losses will not exceed the Insurance Subsidiaries' loss reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made. At the present time, the Insurance Subsidiaries' management does not believe the Insurance Subsidiaries are subject to any material potential claims.

     The following table provides a reconciliation of the beginning and ending loss and LAE reserve balances of the Insurance Subsidiaries for the last three years ended December 31st as prepared in accordance with GAAP basis accounting:

                                                       Year Ended December 31,
                                                ----------------------------------
                                                    1999         1998        1997
                                                    ----         ----        ----
                                                (unaudited)     (in thousands)
Reserves for losses and LAE at beginning
  of year ...................................   $ 103,708    $  81,431   $  60,626
Less reinsurance receivables ................      47,080       33,310      29,417
                                                ---------    ---------   ---------
  Net reserves for loss and LAE at beginning
     of year ................................      56,028       48,121      31,209
  Reserves acquired in Phoenix acquisition ..      24,017

Incurred losses and LAE related to:

  Current year ..............................      83,102       71,385      72,894
  Prior years ...............................      (2,634)       6,576      12,815
                                                ---------    ---------   ---------
Total incurred losses and LAE ...............      80,468       77,961      85,709
                                                ---------    ---------   ---------

Payments related to:
  Current year ..............................      49,802       38,967      44,266
  Prior years ...............................      31,337       31,087      24,531
                                                ---------    ---------   ---------
Total payments ..............................      81,139       70,054      68,797
                                                ---------    ---------   ---------
  Net reserves for losses and LAE at end
     of year ................................      79,374       56,028      48,121
  Plus reinsurance receivables ..............      43,379       47,680      33,310
                                                ---------    ---------   ---------
     Total reserves for losses and LAE at end
       of year ..............................   $ 122,753    $ 103,708   $  81,431
                                                =========    =========   =========

     The following table represents the development of GAAP balance sheet reserves for the last ten years ended December 31st. The top line of the table shows the reserves for the net unpaid claims and claim adjustment expenses for the current and all prior years as recorded at the balance sheet date for each of the indicated years. The reserves represent the estimated amount of claims and claim adjustment expenses for claims arising in the current and all prior years that are unpaid as of the balance sheet date, including IBNR.

     The second portion of the following table shows the net cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year. The third portion of the table shows the reestimated amount of the previously record net unpaid claims and claim adjustment expenses based on the Company's experience as of the end of each succeeding year, including net cumulative payments made since the end of the respective year.

     Net cumulative deficiency represents the change in the estimate from the original balance sheet date to the date of the current estimate. Conditions and trends that have affected the development of liability in the past may or may not necessarily occur in the future. Accordingly, it may or may not be appropriate to extrapolate for redundancies or deficiencies based on the information set forth in this table.

                                                            As of and for the years ended December 31,
                            ------------------------------------------------------------------------------------------------
                            1989    1990    1991     1992      1993      1994      1995      1996      1997     1998    1999
                            ----    ----    ----     ----      ----      ----      ----      ----      ----     ----    ----
                                                                     (Amounts in thousands)

Net unpaid claims & claim
adjustment expense: ..... $23,777 $23,693 $21,411 $ 22,503  $ 25,544  $ 24,459  $ 19,276  $ 31,212  $ 48,122  $56,029 $79,374

Net cumulative amount paid
  as of:
  One year later ........  11,404   8,437   9,178   10,850    17,262    16,639    13,776    30,281    30,899   31,258
  Two years later .......  15,500  12,886  13,869   18,140    22,294    22,066    21,725    41,843    44,201
  Three years later .....  18,154  15,572  18,153   19,840    25,275    25,510    28,306    48,572
  Four years later ......  19,537  17,617  18,670   20,832    26,374    28,846    30,517
  Five years later ......  20,726  18,349  19,175   21,454    28,432    29,538
  Six years later .......  21,058  18,622  19,487   22,220    28,626
  Seven years later .....  21,453  18,610  20,106   22,325
  Eight years later .....  21,669  19,035  20,233
  Nine years later ......  21,716  19,132
  Ten years later .......  21,805

Net unpaid claims and
  claim adjustment expenses
  re-estimated as of:
  End of year ........... $23,377 $23,693 $21,411 $ 22,503  $ 25,544  $ 24,459  $ 19,276  $ 31,212  $ 48,122  $56,029 $79,374
  One year later ........  23,562  21,204  21,190   22,210    27,839    26,154    23,311    49,775    54,510   54,401
  Two years later .......  22,903  20,944  21,345   23,522    28,735    26,654    31,924    53,320    55,505
  Three years later .....  23,579  20,555  21,637   23,490    27,789    30,412    33,584    54,272
  Four years later ......  23,047  20,559  21,505   22,538    29,091    31,896    32,881
  Five years later ......  23,155  20,593  20,433   23,358    30,614    31,133
  Six years later .......  23,095  19,440  21,050   24,105    29,889
  Seven years later .....  22,416  19,796  21,834   23,462
  Eight years later .....  22,717  20,536  21,250
  Nine years later ......  23,083  20,033
  Ten years later .......  22,637
Net cumulative deficiency     740   3,660     161     (959)   (4,345)   (6,674)  (13,605)  (23,060)   (7,383)   1,628



Investments

An important component of the operating results of the Insurance Subsidiaries has been the return on invested assets. The Insurance Subsidiaries' investment objectives are (i) to maximize current yield, (ii) to safeguard capital through a balance of high quality, diversified investments that minimize risk, (iii) to maintain adequate liquidity for their insurance operations, (iv) to meet regulatory requirements, and (v) to increase surplus through appreciation. Asset Allocation Management Company, LLC and Stonegate Asset Management Inc. provide investment advisory services to the Company subject to investment policies and guidelines established by the Company's Board of Directors (the "Board") and the Company's management.

The following table sets forth certain information concerning the Insurance Subsidiaries' investments:

                                            As of                As of
                                      December 31, 1999    December 31, 1998
                                     -------------------  --------------------
                                     Amortized   Fair     Amortized    Fair
                                       Cost      Value       Cost      Value
                                     --------   --------   --------   --------
                                                   (in thousands)
Fixed income securities
  United States government and
     government agencies .........   $ 13,673   $ 13,572   $  5,573   $  5,866
  Obligations of states,
     municipalities and  political
     subdivisions ................     15,939     15,132      8,436      8,544
  Public Utilities ...............        786        810        777        852
  Corporate obligations ..........     26,856     25,871     29,207     30,145
  Collateralized mortgage
     obligations  and pass through
     certificates ................     28,683     27,755     27,233     27,913
                                     --------   --------   --------   --------

Total fixed income securities ....     85,937     83,140     71,226     73,320

Equity securities ................     33,871     27,342     39,755     35,078
Other ............................     21,707     21,707      9,725      9,725
                                     --------   --------   --------   --------

  Total Investments ..............   $141,515   $132,189   $120,706   $118,123
                                     ========   ========   ========   ========
---------------

     The majority distribution of the Company's investments in fixed maturities as of December 31, 1999 is as follows:

                                                         Estimated
                                    Amortized   % of       Fair       % of
Maturity                               Cost     Total      Value      Total
--------                             -------    -----     -------     -----
                                                (in thousands)

One year or less .................   $ 5,979      7.0%    $ 5,915       7.1%
More than 1 year through 5 years .    21,239     24.7      20,447      24.6
More than 5 years through 10 years     7,301      8.5       6,795       8.2

More than 10 years ...............    22,735     26.5      22,228      26.7
Mortgage-backed securities .......    28,683     33.3      27,755      33.4
                                     -------    -----     -------     -----
  Total ..........................   $85,937    100.0%    $83,140     100.0%
                                     =======    =====     =======     =====
---------------

     As of December 31, 1999, the Company did not have any non-performing fixed maturity securities. As of December 31, 1999, the average duration of the Insurance Subsidiaries fixed maturity investments, was approximately 4.2 years. As a result, the market value of the Company's investments may fluctuate significantly in response to changes in interest rates. In addition, the Company may experience investment losses to the extent its liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.

A.M. Best Rating

     A.M. Best rates insurance companies based on factors that concern policyholders. In evaluating a company's financial and operating performance, A.M. Best reviews a company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competency of its management and its market presence. No assurance can be given that the Insurance Subsidiaries will improve their respective A.M. Best ratings or that A.M. Best will not downgrade their current ratings in the future. At the present time, Millers Insurance and Millers Casualty together have been assigned a B+
(Good) rating, and Phoenix Indemnity has been assigned a B++ (Very Good) rating.

Competition

     The Insurance Subsidiaries operate in a highly regulated and highly competitive industry. The Insurance Subsidiaries compete with stock insurance companies, mutual insurance companies and other underwriting organizations. Certain of these competitors have substantially greater financial, technical and operating resources than the Insurance Subsidiaries. The Insurance Subsidiaries' ability to compete successfully in their principal markets is dependent upon a number of factors, many of which (including market and competitive conditions) are outside the Insurance Subsidiaries' control. Many of the lines of insurance written by the Insurance Subsidiaries are subject to significant price competition. Some companies may offer insurance at lower rates through the use of salaried personnel or other methods. In addition to price, competition in the lines of business written by the Insurance Subsidiaries is based on the quality of the products, the quality and speed of service (including claims service), financial strength, ratings, distribution systems and technical expertise.

Regulation

     Insurance companies are subject to supervision and regulation in the states in which they transact business. Such supervision and regulation relates to numerous aspects of an insurance company's business and financial condition. The primary purpose of such supervision and regulation is the protection of policyholders. The extent of such regulation varies, but generally is derived from state statutes that delegate regulatory, supervisory and administrative authority to state insurance departments. Accordingly, the authority of the state insurance departments includes the establishment of standards of solvency that must be met and maintained by insurers, the licensing to do business of insurers and agents, the nature of and limitations on investments, the setting of rates for property and casualty insurance, the provisions that insurers must make for current losses and future liabilities, the deposit of securities for the benefit of policyholders, the approval of policy forms, notice requirements for the cancellation of policies and the approval of certain changes in control. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require insurance companies to file annual and other reports relating to their financial condition.

     Examinations are conducted by both the Texas Department of Insurance and the Arizona Department of Insurance every three to five years. The Texas Department of Insurance's last examination of Millers Insurance was as of December 31, 1995. As a result of this examination and subsequent discussions with the Texas Department of Insurance, Millers Insurance agreed not to use excess statutory reserves in its total reserve adequacy and recorded approximately $6 million in a prior period adjustment to increase its IBNR reserve. No substantive qualitative matters were indicated in the examination reports that had a material adverse effect on the operations of Millers Insurance. The Arizona Department of Insurance's last examination of Phoenix Indemnity was as of December 31, 1997. No substantive qualitative matters were indicated in the examination reports that had a material adverse effect on the operations of Phoenix Indemnity.

     In addition to state-imposed insurance laws and regulations, the National Association of Insurance Commissioners (the "NAIC") has adopted risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. Under the formula, a company first determines its Authorized Control Level risk-based capital ("ACL") by taking into account (i) the risk with respect to the insurer's assets, (ii) the risk of an adverse insurance experience with respect to the insurer's liabilities and obligations,
(iii) the interest rate risk with respect to the insurer's business, and (iv) all other business risks and such other relevant risks as are set forth in the RBC instructions. A company's Total Adjusted Capital ("TAC") is the sum of statutory capital and surplus and such other items as the RBC instructions may provide. The formula is designed to allow state insurance regulators to identify potential inadequately capitalized companies.

     The RBC requirements provide for four different levels of regulatory attention. The "Company Action Level" is triggered if a company's TAC is less than 2.0 times its ACL but greater than or equal to 1.5 times its ACL. At the Company Action Level, a company must submit a comprehensive plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. The "Regulatory Action Level" is triggered if a company's TAC is less than 1.5 times but greater than or equal to 1.0 times its ACL. At the Regulatory Action Level, the regulatory authority will perform a special examination of a company and issue an order specifying corrective actions that must be followed. The "Authorized Control Level" is triggered if a company's TAC is less than 1.0 times but greater than or equal to 0.7 times its ACL. At the Authorized Control Level, the regulatory authority may take any action it deems necessary, including placing a company under regulatory control. The "Mandatory Control Level" is triggered if a company's TAC is less than 0.7 times its ACL. At the Mandatory Control Level, the regulatory authority is mandated to place a company under its control. The Insurance Subsidiaries exceed the required levels of capital. There can be no assurance, however, that the capital requirements applicable to the business of the Insurance Subsidiaries will not increase in the future.

     The NAIC has also developed a set of eleven financial ratios, referred to as the Insurance Regulatory Information System ("IRIS"), for use by state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range of values for each of the eleven IRIS financial ratios. Generally, an insurance company will become the subject of increased scrutiny when four or more of its IRIS ratio results fall outside the range deemed acceptable by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratio results outside the acceptable range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratio results being outside the acceptable range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control. In 1999, the Insurance Subsidiaries had four ratios which varied unfavorably from the "usual value" range. The unfavorable ratios primarily were due to the decline in the value of the investment portfolio for Millers Insurance, the purchase of Phoenix Indemnity and the cancellation of a pooling arrangement with the parent company of Phoenix Indemnity.

     Most of the states in which the Insurance Subsidiaries transact business have guaranty fund laws pursuant to which insurers doing business in such states are assessed a fee by the state insurance guaranty associations of up to 2% of the insurer's direct premiums written in that state to fund liabilities to policyholders and claimants of insolvent insurance companies upon the occurrence of such insolvency. Because the likelihood and amount of any particular assessment cannot be determined until an insolvency has occurred, potential liabilities for assessments are not reflected by insurers.

     The property and casualty insurance industry has recently received a considerable amount of publicity because of rising insurance costs and the unavailability of insurance. New regulations and legislation are being proposed to limit damage awards, to control plaintiffs' counsel fees, to bring certain aspects of the industry under regulation by the federal government and to control premiums, policy terminations and other policy terms. It is not possible to predict whether, in what form or in what jurisdictions any of these proposals might be adopted or the effect, if any, they might have on the Insurance Subsidiaries.

     Most states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the respective insurance departments may examine the Company, Trilogy Holdings and the Insurance Subsidiaries at any time; require the disclosure of material transactions by the Company, Trilogy Holdings, and the Insurance Subsidiaries; or require prior approval of certain transactions, such as extraordinary dividends from the Insurance Subsidiaries to Trilogy Holdings.

     All transactions within the holding company system affecting the Company, Trilogy Holdings and the Insurance Subsidiaries must be fair and equitable. Approval of the applicable insurance commissioner is required prior to consummation of transactions affecting the control of an insurer. In some states, including Texas and Arizona, the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company is presumed to be a change in control. These laws also require notice to the applicable insurance commissioner of certain material transactions between an insurer and any person in its holding company system and, in some states, certain of these transactions cannot be consummated without the prior approval of the applicable insurance commissioner.

     Miller Insurance and Phoenix Indemnity are restricted by the insurance laws of Texas and Arizona as to the amount of dividends or other distributions they may pay to Trilogy Holdings without the prior approval of the Texas Department of Insurance and the Arizona Department of Insurance. Under Texas law, the maximum amount that may be paid by Millers Insurance during any twelve-month period after notice to, but without prior approval of, the Texas Department of Insurance cannot exceed the greater of 10% of Millers Insurance's statutory surplus as reported on the most recent annual statement filed with the Texas Department of Insurance, or the net income of Millers Insurance for the period covered by such annual statement. As of December 31, 1999, the amount available for payment of dividends in 2000 without the prior approval of the Texas Department of Insurance is approximately $3.4 million. Under Arizona law, the maximum amount that may be paid by Phoenix Indemnity during any twelve-month period after notice to, but without prior approval of, the Arizona Department of Insurance cannot exceed the lesser of 10% of Phoenix Indemnity's statutory surplus as reported on the most recent annual statement filed with the Arizona Department of Insurance, or the net investment income of Phoenix Indemnity for the period covered by such annual statement. As of December 31, 1999, the amount available for payment of dividends in 2000 without the prior approval of the Arizona Department of Insurance is approximately $1.5 million.

     There can be no assurance, however, that regulatory requirements will not become more stringent in the future and have an adverse effect on the operations of the Company.

Premiums

     The premium rates for the Insurance Subsidiaries' property and casualty insurance products are generally subject to state regulation. Premium rate regulations vary greatly among states and product lines. The premium rates are established by the Insurance Subsidiaries' management and are reviewed by the regulatory authorities in most states. Any changes in premium rates generally must be approved by these authorities.

Number of Employees

     As of December 31, 1999, the Company and the Insurance Subsidiaries had a total of seventy-one employees, of which fifty-one were located in Fort Worth, Texas, nine were located in Phoenix, Arizona, five were located in Columbia, South Carolina and the remaining six were located in various other states. None of the employees is represented by a labor union. The Company considers its employee relations to be good.

ITEM 2.   FINANCIAL INFORMATION.

Selected Financial Data

     The following selected historical consolidated financial data of the Company for and as of each of the last five years ended December 31 has been derived from the Company's consolidated financial statements, including the notes thereto, which have been audited by Deloitte & Touche LLP, independent auditors (excluding audited data for 1999, which will be filed as an amendment to this registration statement). The information set forth below is qualified in its entirety by reference to, and should be read in conjunction with, "Item 2. Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this registration statement.

                                                           Year Ended December 31,
                                      ---------------------------------------------------------------
                                                                (in thousands)
                                         1999          1998         1997         1996          1995
                                      ---------     ---------    ---------    ---------     ---------
                                     (unaudited)
Statement of Operations:
Premium earned ....................   $ 105,397     $  85,735    $  98,650    $  82,190     $  70,755
Software and outsourcing services .                                 18,838        6,096
Net investment income .............       5,297         3,588        4,990        4,233         3,996
Net realized capital gains ........       1,819         7,575        2,837        3,000         6,105
Other .............................                                  1,482                        455
                                      ---------     ---------    ---------    ---------     ---------
  Total revenues ..................     112,513        96,898      126,797       95,519        81,311
                                      ---------     ---------    ---------    ---------     ---------

Losses and loss adjustment expenses      80,469        77,961       85,709       58,147        47,766
Cost of software and outsourcing
  services ........................                                 10,651        4,707
Policy acquisition and other
  underwriting expenses ...........      45,430        40,359       56,037       38,666        32,355
Other .............................         736           846          742          220
                                      ---------     ---------    ---------    ---------     ---------
  Total losses and expenses .......     126,635       119,166      153,139      101,740        80,121
                                      ---------     ---------    ---------    ---------     ---------

Equity in net earnings (losses) of
  affiliate .......................      (3,271)        2,187          753
Gain on sale of interest in
  affiliate .......................                    22,806       27,466
                                      ---------     ---------    ---------    ---------     ---------
  Total Other .....................      (3,271)       24,993       28,219
                                      ---------     ---------    ---------    ---------     ---------

Income (loss) before income tax ...     (17,393)        2,725        1,877       (6,221)        1,191
Income tax ........................      (5,873)        1,022          590       (1,483)          165
                                      ---------     ---------    ---------    ---------     ---------

Net income (loss) .................   $ (11,519)    $   1,703    $   1,287    $  (4,738)    $   1,026
                                      =========     =========    =========    =========     =========

Net loss after demutualization ....   $ (10,905)
                                      =========

GAAP insurance ratios:
  Loss ratio ......................          76%           91%          87%          71%           67%
  Expense ratio ...................          43            57           53           45            44
                                      ---------     ---------    ---------    ---------     ---------
  Combined ratio ..................         119%          148%         140%         116%          111%
                                      =========     =========    =========    =========     =========

Balance sheet data:
  Investments and cash ............   $ 144,191     $ 121,515    $ 120,492    $  99,180     $  97,726
  Reinsurance receivable ..........      60,087        83,650       64,667       38,261        18,720
  Premiums receivable .............      31,580        27,036       32,361       33,736        22,273
Total assets ......................     280,302       261,192      246,325      195,283       167,140
Reserve for losses and loss
  adjustment expenses .............     122,753       103,708       81,431       60,626        43,165
Unearned premiums .................      55,997        53,633       66,686       47,972        41,288
Revolving credit facility .........      20,000
Total liabilities .................     230,995       195,983      177,307      129,955        95,859
Shareholders equity ...............      49,307        65,209       69,018       65,328        71,281


Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

     The Company writes property and casualty insurance for both personal and commercial lines risks. The business is marketed through independent insurance agents as well as several general agents.

The Company's revenues from operations are derived primarily from net premiums earned on risks written or reinsured by the Insurance Subsidiaries, investment income and investment gains or losses. The Company's expenses consist primarily of payments for claims and underwriting expenses, including agents' commissions and operating expenses.

Comparison of Fiscal Year 1999 to Fiscal Year 1998

Premiums, Loss and LAE

     Net premiums earned increased by $19.7 million, or 23%, to $105.4 million for the year ended December 31, 1999, from $85.7 million for the year ended December 31, 1998. The increase primarily was due to the purchase of Phoenix Indemnity coupled with the additional premiums retained net of reinsurance by Millers Insurance.

     Loss and LAE increased by $2.5 million, or 3%, to $80.4 million for the year ended December 31, 1999 from $78 million for the year ended December 31, 1998. The loss and LAE ratio decreased for the year ended December 31, 1999 to 76% as compared to 91% at December 31, 1998. The improvement is primarily attributed to the discontinuation of Millers Insurance's agribusiness operations in 1998.

Policy Acquisitions Expenses and Other Underwriting Expenses

     Policy acquisition expenses increased by $5 million, or 12%, to $45 million for the year ended December 31, 1999, from $40 million for the year ended December 31, 1998. The underwriting expense ratio improved from 57% in 1998 to 43% in 1999. The improvement in the expense ratio primarily is attributable to a reduction in commission rates coupled with an increase in net written premiums due to changes from reinsurance treaty retentions.

Net Investment Income

     Net investment income increased by $1.7 million, or 48%, to $5.3 million for the year ended December 31, 1999, from $3.6 million for the year ended December 31, 1998 due to an overall reduction in investment related expenses.

Federal Income Taxes

     The federal income tax benefit for the year ended December 31, 1999 was $5.9 million compared to a federal income tax expense of $1 million for the year ended December 31, 1998.

Net Income (Loss)

     The Company had net losses of $11.5 million in 1999 as compared to net income of $1.7 million in 1998. The net losses in 1999 were due to poor underwriting results.

Comparison of Fiscal Year 1998 to Fiscal Year 1997

Premiums, Loss and LAE

     Net premiums earned decreased by $12.9 million, or 13%, to $85.7 million for the year ended December 31, 1998, from $98.6 million for the year ended December 31, 1997. The significant decrease in net premiums earned primarily was attributable to an $11.6 million decrease in Millers Insurance's agribusiness operations.

     Loss and LAE decreased by $7.7 million, or 9%, to $77.9 million for the year ended December 31, 1998, from $85.7 million for the year ended December 31, 1997. The decrease in loss and LAE was primarily attributable to a reduction in agribusiness loss and LAE of $7.3 million. The loss and LAE ratio for the year ended December 31, 1998 was 91% as compared to 87% at December 31, 1997.

Policy Acquisition Expenses and Other Underwriting Expenses

     Policy acquisition expenses decreased by $15.7 million, or 28%, to $40.3 million for the year ended December 31, 1998, from $56 million for the year ended December 31, 1997. The decrease in policy acquisition costs primarily is attributable to a decrease of an overall premium volume written.

Net Investment Income

     Net investment income decreased by $1.4 million, or 28%, to $3.6 million for the year ended December 31, 1998, from $5 million for the year ended December 31, 1997. The Company increased its equity holdings in 1998 thereby decreasing its investment yield.

Federal Income Taxes

     Federal income taxes increased by $410,000 from $590,000 for the year ended December 31, 1997 to $1 million for the year ended December 31, 1998 due to an increase in pre-tax earnings of $850,000.

Net Income (Loss)

     For the reasons discussed above, net income increased by $400,000 from $1.3 million for the year ended December 31, 1997 to $1.7 million for the year ended December 31, 1998.

Liquidity and Capital Resources

     The Company is a holding company whose principal asset is its investment in the capital stock of the companies constituting the Millers American Group, which is a group of wholly owned property and casualty insurance companies that includes Millers Insurance and Phoenix Indemnity. The insurance subsidiaries comprising the Millers American Group are individually supervised by various state insurance regulators.

     The principal use of funds at the holding company level are to pay operating expenses, principal and interest on outstanding indebtedness and deferrable capital securities and dividends to shareholders if declared by the Board. During the last three years, the Insurance Subsidiaries have produced operating results and paid dividends sufficient to fund the Company's needs. Except for the regulatory restrictions described above, the Company is not aware of any demands or commitments of the Insurance Subsidiaries that would prevent them from paying dividends sufficient to meet the Company's anticipated needs (including its debt service requirements) for at least the next 12 months.

Dividends

     As a holding company with no other business operations, the Company relies primarily upon dividend payments and management fees from its subsidiaries to meet its cash requirements (including its debt service requirements) and to pay dividends to its shareholders. Transactions between the Company and the Insurance Subsidiaries, including the payment of dividends to the Company by such subsidiaries, are subject to certain limitations under the insurance laws of those subsidiaries' domiciliary states. The insurance laws of the state of Texas, where Millers Insurance is domiciled, permit the payment of dividends in any year which, together with other dividends or distributions made within the preceding 12 months, do not exceed the greater of 10% of statutory surplus as of the end of the preceding year or the net income for the preceding year, with larger dividends payable only after receipt of prior regulatory approval. Under Arizona law, the maximum amount that may be paid by Phoenix Indemnity during any twelve-month period after notice to, but without prior approval of, the Arizona Department of Insurance cannot exceed the lesser of 10% of Phoenix Indemnity's statutory surplus as reported on the most recent annual statement filed with the Arizona Department of Insurance, or the net investment income of Phoenix Indemnity for the period covered by such annual statement.

Commercial Credit Facilities

     Effective September 17, 1999, the Company entered into a revolving line of credit (the "Loan Agreement") with a bank that expires on June 30, 2005, unless otherwise terminated at an earlier date. As of December 31, 1999, the Company had advances of $20,000,000 outstanding under the Loan Agreement. Advances under the Loan Agreement bear interest at a variable rate based on either the bank prime rate or LIBOR, as designated by the Company. The interest rate on such advances was 8.6% as of December 31, 1999. No amounts currently are due under the Loan Agreement. However, advances under the Loan Agreement are subject to a declining maximum amount, which was $30,000,000 as of December 31, 1999. Future amounts available under the Loan Agreement are as follows:

     December 31, 1999 through June 30, 2001               $30,000,000
     July 1, 2001 through June 30, 2002                     26,000,000
     July 1, 2002 through June 30, 2003                     21,000,000
     July 1, 2003 through June 30, 2004                     15,000,000
     July 1, 2004 through June 30, 2005                      9,000,000

     During February 2000, the Company made a principal payment to the bank in the amount of $1.55 million.

Covenants

     The Loan Agreement contains covenants that restrict the Company's ability to incur additional indebtedness. In addition, the Loan Agreement requires the Company to maintain certain minimum levels of consolidated net income, statutory consolidated net income and statutory surplus, and also requires TAC to be at least 125% of the applicable "company action level" for Miller Insurance's risk based capital at any time. The Company's ability to comply with these covenants and financial tests may be affected by events beyond the Company's control, including economic, financial and industry conditions. Failure to comply with covenants may result in a default under the Loan Agreement, and if any such default is not remedied within the applicable grace period, if any, the bank will be entitled to declare the amounts outstanding thereunder due and payable. During 1999, the Company failed to maintain certain financial covenants contained in the Loan Agreement. The Company is awaiting its covenant waivers from the bank and will file an amendment to this registration statement upon receipt of such waivers.

Subsidiaries

     The principal sources of funds for the Insurance Subsidiaries are premiums, investment income and proceeds from the sale or maturity of invested assets. Such funds are used principally for the payment of claims, operating expenses, commissions and the purchase of investments. On a consolidated basis, net cash used in operations for the years ended December 31, 1999 and December 31, 1998 was $9.8 million and $24.6 million, respectively. The net cash used in operations is primarily attributable to net loss from operations in both 1999 and 1998.

Known Trends and Uncertainties

     Significant factors influencing results of operations include the supply and demand for property and casualty insurance and reinsurance, as well as the number and magnitude of catastrophic losses, such as hurricanes, windstorms, fires and severely cold weather.

     The Company seeks to manage its risk exposure by adjusting the mix and volume of business written in response to changes in price, maintaining extensive reinsurance and retrocessional programs and applying the Company's knowledge of primary insurance markets to its reinsurance business.

     The Company has historically followed a practice of reinsuring a portion of in its primary business to reduce the variability of its earnings. The Company chooses to cede portions of insurance risks while using its capital base to gradually increase, on a selective basis, its retention of certain property risks.

     Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of the expected results of future operations. The Company markets its primary personal insurance products throughout the United States. While the Company seeks to reduce its exposure to catastrophic events through the purchase of reinsurance, the occurrence of one or more major catastrophes in any given period could have a material adverse effect on the Company's results of operations and financial condition and could result in substantial outflows of cash as losses are paid.

Year 2000 Issue

     The Company experienced no material operational problems as a result of the date change to the Year 2000. However, the Year 2000 issue is also a concern from an underwriting standpoint regarding the extent of liability for coverage under various general liability, property and directors and officers liability and product policies. The Company believes that minimal coverage could exist under some current liability and product policies. This exposure should be minimal as commercial lines business has historically excluded any manufacturing risks which produce computer and computer dependent products.

     ISO recently developed policy language providing that no coverage exists for certain Year 2000 occurrences. At this time, the liability exclusion has been accepted in over forty states and a companion filing for property has been accepted in at least twenty states. Several states have not adopted or approved the property exclusion form citing specifically that, because there is no coverage under the current property contracts, there is no reason to accept a clarifying endorsement. The Company addressed the Year 2000 issue by attaching the ISO exclusionary language to all general liability policies with a rating classification that we believed could potentially result in Year 2000 losses. The ISO exclusionary language endorsement is included on all property policies. These actions should minimize any exposure to Year 2000 losses.

     The foregoing information constitutes a Year 2000 Readiness Disclosure pursuant to the Year 2000 Information and Readiness Disclosure Act.

ITEM 3.   PROPERTIES.

     The Company leases approximately 27,800 square feet of office space in Fort Worth, Texas, which houses all operations other than those conducted by Phoenix Indemnity. Pursuant to a ten year lease agreement, dated as of November 19, 1999, the Company's current monthly rental payment is approximately $32,000.

     Effective April 2000, Phoenix Indemnity executed a three-year lease agreement for 2,730 square feet of office space. Phoenix Indemnity's current monthly rental payment is approximately $4,100. The Company believes that the existing facilities described above are adequate to meet the Company's requirements for the foreseeable future.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     As of April 1, 2000, 103,267 shares of Common Stock were issued and outstanding. The following table sets forth the beneficial ownership of the shares of Common Stock as of April 1, 2000 by each of the Company's directors and executive officers, and the Company's directors and executive officers as a group. As of April 1, 2000, to the Company's knowledge, no person beneficially owned more than five percent of the issued and outstanding Common Stock.

                                        Number of Shares
Name of Beneficial Owner               Beneficially Owned         Percent
------------------------               ------------------         -------

DIRECTORS & EXECUTIVE OFFICERS

  Frank A. Bailey, III                       647(1)                  *
  Frank G. Dunham, Jr.                     2,156(1)                 2.1%
  Joy J. Keller                            2,587(1)                 2.5%
  Thomas L. Carlisle                         647(1)                  *
  Catherine B. Fryer                         646(1)                  *
  Lamar C. Smith                             646(1)                  *
  Frank C. Wilson                            647(1)                  *
  Angela Henry Robinson                        1                     *
  Jill H. Driggers                             1                     *
  Stephen Thomas Morgan                        1                     *
  Robert B. Wilson                             1                     *

All Directors and Executive Officers
  Combined (11 persons)                    7,980(1)                 7.7%

------------------------
* Less than one percent.

(1) Includes options to purchase shares of Common Stock that are currently exercisable or will be exercisable within 60 days of the date of this registration statement.

 ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

     Information concerning the directors and executive officers of the Company, as of April 23, 2000, is set forth below:

Name                       Age     Position
----                       ---     --------

Frank A. Bailey, III       55      Interim Chairman of the Board
Frank G. Dunham, Jr.       70      Vice Chairman of the Board
Joy J. Keller              39      Director, Interim President and Chief
                                     Executive Officer
Thomas L. Carlisle         46      Director
Catherine B. Fryer         50      Director
Lamar C. Smith             52      Director
Frank C. Wilson            65      Director
Angela Henry Robinson      47      Vice President, Legal Counsel
Jill H. Driggers           31      Vice President, Treasurer
Stephen Thomas Morgan      51      Vice President, Actuary
Robert B. Wilson           33      Vice President, Reinsurance
Sharon B. Sholden          41      Vice President, Personal Lines
Joseph G. Smith            45      President, Phoenix Indemnity

     Frank A. Bailey, III has served as a director of the Company since 1999 and as Interim Chairman of the Board since January 2000. His current term as director expires in 2002. Mr. Bailey served as a director of Millers Mutual from 1991 to 1999. Mr. Bailey has served as President of Frank Bailey Grain Co., Inc. since 1997.

     Frank G. Dunham, Jr. served as a director and Vice Chairman of the Board from 1999 until his death on May 21, 2000. His current term as a director was to expire in 2002. He served as Vice Chairman of the Board of Millers Mutual from October 1998 to April 1999 and as Chairman of the Board of Millers Mutual from 1991 to October 1998. Mr. Dunham served as Chief Executive Officer of Millers Mutual from 1991 to 1994 and from June 1997 to November 1998. From 1991 to 1994, Mr. Dunham served as President of the Miller Mutual.

     Joy J. Keller has served as a director of the Company since 1999 and as Interim President and Chief Executive Officer of the Company since January 2000. Her current term as director expires in 2001. Ms. Keller served as a director of Millers Mutual from June 1997 to April 1999 and as Executive Vice President, Chief Financial Officer and Treasurer of Millers Mutual from October 1996 to April 1999. Ms. Keller served from February 1995 to October 1996 as Vice President and Controller of Millers Mutual. From 1993 to 1995, Ms. Keller served as Assistant Treasurer of Associates Insurance Group, a division of Associates of North America. Ms. Keller is a certified public accountant.

     Thomas L. Carlisle has served as a director of the Company since 1999. His current term as a director expires in 2000. Mr. Carlisle served as a director of Millers Mutual from March 1997 to April 1999. Mr. Carlisle has served as Vice President, Secretary and Treasurer of Carlisle Insurance Agency, Inc. since September 1975.

     Catherine B. Fryer has served as a director of the Company since 1999. Her current term as a director expires in 2000. Ms. Fryer served as a director of Millers Mutual from 1994 to April 1999. Ms. Fryer has been a partner with the law firm of Bickerstaff, Heath & Smiley, L.L.P. since December 1986.

     Lamar C. Smith has served as a director of the Company since 1999. His current term as a director expires in 2002. Mr. Smith served as a director of Millers Mutual from 1992 to April 1999. Since January 1992, Mr. Smith has served as Chairman of the Board and Chief Executive Officer of United Services Planning Association, Inc.

     Frank C. Wilson has served as a director of the Company since 1999. His current term as a director expires in 2001. Mr. Wilson served as a director of Miller Mutual from 1992 to April 1999. Since January 1999, Mr. Wilson has served as Director of Development of Cook Children's Medical Center.

     Angela Henry Robinson served as Vice President and General Counsel of the Company from 1999 until her resignation in May 2000. Ms. Robinson served as Vice President and General Counsel of Millers Mutual from 1997 to April 1999. From 1985 to 1997, Ms. Robinson was a partner with the law firm of McKay, McKay, Henry & Foster, P.A. Ms. Robinson has her Juris Doctor Degree and is a member of the South Carolina Bar Association, Texas Bar Association and American Bar Association.


     Jill H. Driggers has served as Vice President and Treasurer of the Company since January 2000. She served as Assistant Vice President and Assistant Controller of the Company from April 1999 to January 2000. Ms. Driggers served as Assistant Vice President and Assistant Controller of Millers Mutual from November 1997 to April 1999. From September 1990 to November 1997, Ms. Driggers served as an audit manager with the accounting firm of Deloitte & Touche LLP. Ms. Driggers is a certified public accountant.
     Stephen Thomas Morgan has served as Vice President and Actuary for Millers Insurance since May 1997. From August 1996 to April 1997, Mr. Morgan served as Vice President and Senior Consulting Actuary for Scruggs Consulting. From September 1987 to August 1996, he served as Vice President and Actuary for American Re-Insurance Company. Mr. Morgan is an Associate of the Casualty Actuarial Society and a member of the American Academy of Actuaries.

     Robert B. Wilson has served as Vice President of Reinsurance and Programs for Millers Insurance since April 1998. He served as Assistant Vice President of Reinsurance from September 1997 to March 1998, as Reinsurance Manager from January 1997 to August 1997 and in various other capacities at Millers Insurance since December 1994. Mr. Wilson is a Chartered Property Casualty Underwriter.

     Sharon B. Sholden has served as Vice President of Personal Lines for Millers Insurance since April 1998. From December 1997 to March 1998, Ms. Sholden served as Vice President of Gainsco, Inc. From August 1995 to November 1997, she served as the Senior Program Manager for TIG Insurance. From May 1993 to July 1995, she served as Vice President of the Associates Insurance Group, a division of Associates of North America. Ms. Sholden is a Chartered Property Casualty Underwriter and a certified public accountant.

     Joseph G. Smith has served as President of Phoenix Indemnity since July 1998. From 1994 to 1998, he served as Vice President of Acceptance Insurance Group. Mr. Smith is a certified public accountant.

ITEM 6.   EXECUTIVE COMPENSATION.

     The following table sets forth certain information with respect to the annual and long-term compensation of the Company's Chief Executive Officer and the four most highly compensated executive officers of the Company and its principal subsidiaries whose compensation exceeded $100,000 in the fiscal year ended December 31, 1999.

                                           Summary Compensation Table

                                                Annual Compensation

                                                                   Long-Term Compensation
                                                                  ------------------------
                                 Year   Salary($)     Bonus($)    Restricted    Securities     All Others
                                 ----   --------      --------       Stock       Underlying  Compensation
                                                                     Awards      Options(#)        ($)
                                                                     -----       ----------  ------------
F. George Dunham, III .......   1999     200,000             -          -          3,265         79,400
  Chairman of the Board         1998           -             -          -              -         41,133
  and Chief Executive Officer   1997     210,213     2,627,877          -              -         10,450
  (1)

James D. Piper ..............   1999     180,000             -          -              -              -
  President and Chief           1998     180,000             -          -              -              -
  Operating Officer (2)         1997     225,154             -          -              -         12,781

Joy J. Keller ...............   1999     150,000             -          -          3,918         38,659
  Executive Vice President      1998     150,000             -          -              -         38,128
  and Chief Financial Officer   1997     131,280       400,000          -              -         13,319

Stephen T. Morgan ...........   1999     170,000             -          -              -          2,025
  Vice President and Actuary    1998     169,166             -          -              -          2,036
                                1997     102,549             -          -              -            921

Angela H. Robinson ..........   1999     145,000             -          -              -              -
     Vice President and Legal   1998     144,167             -          -              -              -
     Counsel                    1997     139,300             -          -              -              -

David N. Thompson ...........   1999     300,000             -          -              -         81,903
     Chief Executive Officer    1998      50,000             -          -              -          6,333
     (3)

(1) In January 2000, F. George Dunham III resigned his positions as Chairman of the Board and Chief Executive Officer of the Company. Mr. Dunham served as
     Chief Executive Officer from September 1999 until his resignation and as Chairman of the Board from November 1998 until his resignation.

(2)  In December 1999, James D. Piper resigned his positions as President and
     Chief Operating Officer of the Company.

(3)  In September 1999, David N. Thompson resigned his position as Chief
     Executive Officer of the Company.


     The following table sets forth certain information concerning the options granted to the named executive officers during 1999.


                       Option Grants in Last Fiscal Year

                                     Individual Grants
                        -----------------------------------------------------
                                                                                     Potential
                                                                                     Realizable
                                                                                      Value at
                                                                                       Assumed
                                                                                    Annual Rates
                                                                                      of Stock
                                       % of Total                                       Price
                         Number of      Options                                      Appreciation
                         Securities    Granted to       Exercise                      For Option
                         Underlying   Employees in      or Base                       Term ($)(2)
                          Options        Fiscal          Price     Expiration   ----------------------
                         Granted(#)      Year(1)        ($/Sh)        Date         5%           10%
                         ----------   ------------     --------   ----------    --------    ----------
F. George Dunham, III     3,265(3)         45%         $721.49(4)  4/25/2005    $801,151    $1,817,539
Joy J. Keller             3,918(3)         55%         $721.49(4)  4/25/2005    $961,381    $2,181,047
____________________
(1)  Options to purchase a total of 7,183 shares of Common Stock were granted to employees in 1999.
(2)  The amounts under the columns labeled "5%" and "10%" are included by the
     Company pursuant to certain rules promulgated by the Securities and
     Exchange Commission (the "Commission") and are not intended to forecast future appreciation, if any, in the price of the Common Stock. Such amounts are based on the assumption that the named persons will hold the options for the full term of the options. The actual value of the options will vary in accordance with the market price of the Common Stock.
(3)  Options are subject to a two-year vesting schedule, with 33% becoming exercisable on each of the date of grant and the first anniversary of the date of grant and 34% becoming exercisable on the second anniversary of the date of grant.
(4)  There is no established trading market for the Common Stock. The exercise price was estimated on the date of grant using the Black-Scholes option-pricing model assuming a risk-free interest rate of 5.5% and an expected life of six years.

     The following table sets forth certain information concerning options exercised in 1999 by the named executive officers and all unexercised options held by the named executive officers as of December 31, 1999.

                 Aggregate Option Exercises in Last Fiscal Year and
                            Fiscal Year End Option Values

                                                           Number of Unexercised           Value of Unexercised
                                                             Options at Fiscal           In-the-Money Options at
                              Shares                             Year-End (#)               Fiscal Year-End (1)
                             Acquired          Value      ---------------------------   ---------------------------
                         on Exercise (#)   Realized ($)   Exercisable   Unexercisable   Exercisable   Unexercisable
                         ---------------   ------------   -----------   -------------   -----------   -------------
F. George Dunham, III           -               -            1,077          2,188            -              -
Joy J. Keller                   -               -            1,293          2,625            -              -

---------------------
 (1) None of the options are in-the-money.

EMPLOYEE BENEFIT PLANS

     The Company sponsors a defined contribution profit sharing plan where by all employees are eligible to participate on the first day of the quarter following their employment date and are considered fully vested after five years of service. Participants are permitted to contribute 1% to 15% of their annual compensation (not to exceed $10,000) on a tax deferred basis and the Company will match 50% of the first 6% contributed by the employee. Employer contributions were approximately $62,000 in 1999, $85,000 in 1998 and $167,000 in 1997.

     Substantially all of the Company's employees are covered by a qualified, non-contributory defined benefit pension plan (the "Pension Plan"), which provides retirement, death and disability benefits for full- time employees completing at least 1,000 hours of service during any 12- month period. The funding policy contributes such amounts and at such times as required to maintain the qualified status of the Pension Plan. No contributions were made to the Pension Plan in 1999, 1998 or 1997.

     The following table reconciles the beginning and ending balances of the benefit obligation and the plan assets for the years ended December 31, 1999 and December 31, 1998, respectively:

                                                   Year Ended December 31,
                                                ----------------------------
                                                    1999            1998
                                                ------------    ------------
Change in benefit obligation:
Benefit obligation at beginning of year .....   $ 10,040,552    $ 10,072,417
Service cost ................................        102,431         136,746
Interest cost ...............................        665,907         665,110
Actuarial (gain) loss .......................       (818,957)        181,245
Benefits paid ...............................       (887,202)     (1,014,966)
                                                ------------    ------------
Benefit obligation at end of year ...........   $  9,102,731    $ 10,040,552
                                                ============    ============
Change in plan assets:
Fair value of plan assets at beginning of
  year ......................................   $ 14,193,174    $ 11,832,685
Actual return on plan assets ................      2,536,905       3,375,455
Benefits paid ...............................       (887,202)     (1,014,966)
                                                ------------    ------------
Fair value of plan assets at end of year ....   $ 15,842,877    $ 14,193,174
                                                ============    ============

The Company's 1999 Stock Option Plan

     In April 1999, the Board adopted the Millers American Group, Inc. 1999 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan enables the Company to grant stock options to acquire shares of the Common Stock to employees and nonemployee directors. The Stock Option Plan contains certain transferability restrictions, manner of exercise requirements, change of control provisions, and termination and repurchase provisions. The Stock Option Plan is administered by the Board and provides that the maximum number of shares of the Common Stock that may be issued pursuant to the exercise of stock options granted under the Stock Option Plan shall be 3,000,000 shares in the aggregate and 1,200,000 shares per person. Options granted will have a six year term and vest either on the date of grant or over a period of up to two years of continued employment or service to the Company. The Stock Option Plan may be amended from time to time; however, certain amendments require the approval of a majority of the shares of Common Stock.

Employee Stock Ownership Plan and Trust

     In April 1999, the Board adopted the Millers American Group, Inc. Employee Stock Ownership Plan and Trust (the "ESOP"). The ESOP enables employees of the Company or its Insurance Subsidiaries who are participants thereof to acquire ownership of shares of the Common Stock pursuant to the terms thereof. The ESOP contains participant eligibility requirements, employer contribution and forfeiture provisions, participant vesting provisions, time and method of payment provisions, and a repurchase feature. The ESOP is administered by an Advisory Committee. The ESOP also appoints the trustee and establishes the trustee's powers and duties. In April 1999, the ESOP purchased 675 shares of series A preferred stock of the Company (the "Series A Shares") for $499,500. This purchase was funded by a loan from Millers Insurance.

Meetings, Committees and Director Compensation.

     The Board held approximately fifteen regular and committee meetings during 1999. The compensation committee is mainly composed of outside directors and determines salary, bonus and director fees for executive officers and outside directors. F. George Dunham III, Frank G. Dunham, Jr., Frank A. Bailey, III, Frank C. Wilson, and Lamar C. Smith composed the 1999 compensation committee.

     Each director is paid an annual honorarium of $15,000. Each director serving on the executive committee receives an additional $5,000 per year. Any outside director serving as Chairman of a committee receives an additional $3,000 for each committee the director chairs. An outside director is any director not presently or previously serving the Company in a management position.

     In addition to an honorarium, each director receives an attendance fee of $800 for each regular or special meeting attended and $250 for each committee meeting attended.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Insurance Subsidiaries received policy and claims administration services, data processing services and software services from INSpire under the terms of various agreements. F. George Dunham, III served as Chairman of the Board and Chief Executive Officer of INSpire and Chairman of the Board and Chief Executive Officer of the Company during 1999 and resigned from his positions with the Company in January 2000. The fees paid to INSpire under the agreements totaled approximately $26 million, $26.37 million, and $18.9 million in 1999, 1998 and 1997, respectively.

     From July 1, 1995 through December 31, 1997, the Insurance Subsidiaries had various agreements with INSpire to provide management and administrative services. Total fees earned by Millers Insurance in 1997 were approximately $1.3 million. Effective January 1, 1998, a new agreement was entered into whereby the Insurance Subsidiaries receive benefits administration services from INSpire for a monthly fee of $15,000. Total fees paid under this contract were $180,000 in each of 1999 and 1998.

     The Insurance Subsidiaries utilize an agency sales force that is provided by an agency associated with Thomas Carlisle, a director of the Company. In 1999, 1998 and 1997, commissions of approximately $68,000, $109,000 and $143,000, respectively, were paid to the agency on premiums written of approximately $468,000, $830,000 and $815,000, respectively. As of December 31, 1999 and 1998, no significant amounts were due from the agency.

     In November 1998, Millers Insurance sold its home office building to a partnership controlled by F. George Dunham, III for $8 million. Millers Insurance recognized a gain of approximately $1.6 million on the sale. Additionally, Millers Insurance entered into a one year lease agreement with the purchaser for a portion of the building. The rental expenses incurred under such agreement for 1999 and 1998 were $242,000 and $22,000, respectively. In November 1999, upon expiration of the lease agreement, the Company relocated its home office to its current location.

     In September 1999, the Company entered into an asset and employment transfer agreement with INSpire, pursuant to which INSpire agreed to acquire from the Company and its Insurance Subsidiaries certain assets and employees used in the conduct of Phoenix Indemnity's policy and claims administration for a purchase price of $3.5 million. Such agreement is pending necessary regulatory authority approval.

     On April 21, 1999, Millers Insurance loaned $499,500 (the "Loan") to the ESOP. The Loan is secured by a security interest in the Series A Shares. The interest rate on the Loan is 8%. The ESOP used the Loan to purchase the Series A Shares. The ESOP must repay the principal amount of the Loan, plus all accrued but unpaid interest, in five annual installments.

ITEM 8.   LEGAL PROCEEDINGS.

     On December 3, 1999, a shareholder class action lawsuit was filed in the United States District Court for the Northern District of Texas on behalf of all purchasers of the common stock of INSpire during the period between January 28, 1998 and October 14, 1999 (Southland Securities Corporation et al. v. INSpire Insurance Solutions, Inc. et al. (7-99CV-243-
R)) (the "Southland Case"). The named defendants include INSpire, certain officers and directors of INSpire, and Millers Insurance. The claim is based upon allegedly false and misleading statements, false financial reporting and illegal insider trading during the class period in violation of Section 10(b), Rule 10b-5 promulgated thereunder and Section 29(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Judgment has been requested to declare this action to be a proper class action and to award damages, including interest, and such other relief as the court may deem proper. Two additional shareholder class action lawsuits, nearly identical to the one set forth above, have been filed against the same defendants in the United States District Court for the Northern District of Texas: (i) Larry Altobell and Lawrence J. Miller et al. v. INSpire Insurance Solutions, Inc. et al. (7-99CV-248-R) filed on December 16, 1999, and (ii) Stacy B. and Rhonda K. Lofton et al. v. INSpire Insurance Solutions, Inc. et al. (7-00CV-001-R) filed on January 3, 2000. Millers Insurance intends to defend these lawsuits vigorously in all aspects. However, the ultimate outcome of these matters cannot presently be determined.

     In the normal course of its operations, the Insurance Subsidiaries have been named as defendants in various legal actions seeking payments for claims denied by the Insurance Subsidiaries and other monetary damages. In the opinion of the Company's management, the ultimate liability, if any, resulting from the disposition of these claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or case flows. The Company's management believes that unpaid claims and claim adjustment expenses are adequate to cover liabilities from claims that arise in the normal course of the insurance business of the Insurance Subsidiaries.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no established public trading market for the Company's Common Stock. As of April 1, 2000, there were 103,267 shareholders of record of the Common Stock of the Company.

     The Company's ability to pay dividends is limited by the amount of dividends it receives from Trilogy Holdings and is subject to the rights of holders of any outstanding shares of preferred stock. Trilogy Holding's ability to pay dividends is, in turn, limited by the amount of dividends it receives from the Insurance Subsidiaries. Millers Insurance and Phoenix Indemnity are restricted by the insurance laws of states of Texas and Arizona as to the amount of dividends or other distributions they may pay to Trilogy Holdings without the prior approval of the Texas Department of Insurance and the Arizona Department of Insurance. Under Texas law, the maximum amount that may be paid by Millers Insurance during any twelve- month period after notice to, but without prior approval of, the Texas Department of Insurance cannot exceed the greater of 10% of Millers Insurance's statutory surplus as reported on the most recent annual statement filed with the Texas Department of Insurance, or the net income of Millers Insurance for the period covered by such annual statement. Under Arizona law, the maximum amount that may be paid by Phoenix Indemnity during any twelve-month period after notice to, but without prior approval of, the Arizona Department of Insurance cannot exceed the lesser of 10% of Phoenix Indemnity's statutory surplus as reported on the most recent annual statement filed with the Arizona Department of Insurance, or the net investment income of Phoenix Indemnity for the period covered by such annual statement. The Board declared and paid a dividend of $1.55 million from Phoenix Indemnity to the Company in January 2000. The Company utilized the funds to reduce its outstanding debt.

     The Company does not anticipate paying dividends to holders of its Common Stock. In addition, the Loan Agreement places certain restrictions on the dividends the Company can pay. Under the Loan Agreement, the Company may not declare and pay cash dividends in any year in excess of 50% of the Company's Net Income (as defined in the Loan Agreement) for the preceding year. The Company, though, may pay dividends by issuing additional shares of Common Stock.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The issuance of the Common Stock pursuant to the Plan of Conversion was exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the "Securities Act"). The Commissioner approved the fairness of the terms and conditions of the proposed issuance of stock under the Plan of Conversion after a public hearing required by Texas statute.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     Common Stock - On January 28, 1998 (the "Adoption Date"), the Board adopted the Plan of Conversion. The Plan of Conversion became effective April 21, 1999 (the "Effective Date") upon satisfaction of all the conditions to its effectiveness specified in the Plan of Conversion. Pursuant to the Plan of Conversion, Millers Mutual converted to a stock insurance company and changed its name to "The Millers Insurance Company" and became a wholly-owned subsidiary of Trilogy Holdings, which in turn become a wholly-owned subsidiary of the Company. Under the Plan of Conversion, an owner of a policy issued by Millers Mutual that was in force on the Adoption Date (an "Eligible Policyholder") exchanged a membership interest in Millers Mutual for a share of common stock, par value $40.00 per share, of Millers Mutual (the "Millers Common Stock"). Immediately thereafter, the shares of Millers Common Stock owned by the Eligible Policyholders were exchanged for shares of Common Stock on the basis of one share of Millers Common Stock for one share of Common Stock. As a result, under the Plan of Conversion, each Eligible Policyholder ultimately received one share of Common Stock and became a shareholder of the Company. Every policy that was in force on the Effective Date remained as it existed on and after the Effective Date, except that all membership interests associated with the policies were extinguished on the Effective Date. The Plan of Conversion did not, in any way, change the premiums or insurance coverage under the policies.

     The Company has authorized 50,000,000 shares of Common Stock. At the present time, 103,267 shares of Common Stock are outstanding. The common shareholders are entitled to vote as a separate class and are entitled to one vote for each share of Common Stock on all matters voted upon by shareholders, except for the election of directors. The common shareholders do not have cumulative voting rights. The holders of Common Stock, series A preferred stock, par value $1.00 per share ("Series A Preferred Stock"), and any other capital stock vote together as a single class to elect the members of the Board. Subject to the rights of the holders of any then outstanding shares of preferred stock, the holders of Common Stock are entitled to such dividends as may be declared in the discretion of the Board out of funds legally available therefor. See "Item
9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters." The common shareholders are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of the preferred stock then outstanding. The common shareholders do not have preemptive rights to purchase shares of the Company's capital stock. The shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of the common shareholders are subject to those of the holders of any shares of the preferred stock that the Company has issued or may issue in the future.

     From the Effective Date until the third anniversary of the Effective Date, in the event the Company proposes to raise capital by the sale of Common Stock for cash in a Qualified Stock Offering (as defined below), the Company will conduct a one time subscription offering pursuant to which the Company shall issue non-transferable subscription rights ("Subscription Rights") to the Eligible Policyholders to purchase shares of Common Stock in such Qualified Stock Offering. The number of shares that an Eligible Policyholder may purchase shall be determined by multiplying the aggregate number of shares offered in a Qualified Stock Offering by a fraction the numerator of which is the number of shares of Common Stock issued to such Eligible Policyholder pursuant to the Plan of Conversion and the denominator of which is the aggregate number of shares of Common Stock outstanding on a fully diluted basis immediately prior to such Qualified Stock Offering. The price per share of such Qualified Stock Offering shall be determined by the Board in its sole discretion. The Subscription Rights shall apply to the first Qualified Stock Offering conducted by the Company during such three-year period. The Subscription Rights shall expire on the earlier of (i) the date a Qualified Stock Offering is consummated (whether or not any Eligible Policyholders participate in such Qualified Stock Offering) or
(ii) the third anniversary of the Effective Date.

     A "Qualified Stock Offering" means any offering of Common Stock by the Company, but does not include (i) a private placement of Common Stock by the Company that does not exceed an aggregate placement amount of $10 million, (ii) an offering of Common Stock by the Company for any consideration other than cash, or (iii) an issuance of Common Stock upon the exercise of stock options or the acquisition of Common Stock by the ESOP upon the conversion of any shares of preferred stock that may be issued by the Company in the future.

     From the Effective Date until the earlier of (i) the third anniversary of the Effective Date or (ii) the effective date of an Initial Public Offering (as defined below), the common shareholders cannot transfer, either directly or indirectly, all or any portion of their shares, or any right or interest therein, except as provided in the paragraphs below. An "Initial Public Offering" means an offering of Common Stock by the Company that is registered under the Securities Act and that results in proceeds to the Company of at least $25 million.

     If a common shareholder receives an offer to transfer all or any portion of the shares then owned by the shareholder, the shareholder must offer such shares to the Company at the same price and on substantially the same terms as contained in the offer. The Company has 35 days from the date of the receipt of the written notice of the offer from the shareholder to accept such offer. If the Company proposes to accept such offer, the Company shall inform the shareholder in writing of its acceptance and the current book value per share of the shares. The shareholder will then have seven days after receiving the Company's written notice of acceptance to notify the Company whether the shareholder elects to sell the shares to the Company. If the shareholder elects not to sell the shares to the Company, the shareholder shall be deemed to have withdrawn the shares from the offer. If the Company fails to accept such offer within such 35-day period, the shareholder shall have 60 days to consummate such transfer pursuant to the terms of the offer. If after 60 days the shareholder has not consummated the transfer pursuant to the terms of the offer, the Company's right of first refusal will again be in effect with respect to all of the shares of such common shareholder.

     This right of first refusal will not apply, however, to a transfer of shares by a common shareholder, without consideration, to any of the following parties, whether such transfer be inter vivos, testamentary or by intestate succession: (i) a spouse of such common shareholder or (ii) descendants of such common shareholder, and upon such transfer, the shares so transferred will continue to be restricted as set forth in the above paragraphs. Subject to certain limitations, the Company may elect, in its sole discretion, to offer to purchase shares of Common Stock issued to the Eligible Policyholders at any time after the Effective Date. In the event any such offer is made, each common shareholder will be entitled to accept or decline such offer.

     Series A Preferred Stock - On April 21, 1999, the Board of Directors authorized 200,000 shares of Series A Preferred Stock. At the present time, 675 shares of Series A Preferred Stock are outstanding, all of which are held by the ESOP. The holders of the Series A Preferred Stock will be entitled to one vote for each share held and to vote as a separate class on all matters voted upon by shareholders, including, but not limited to, a merger, consolidation, sale of all or substantially all of the assets of the Company or any reclassification, stock split, or stock dividend with respect to the capital stock of the Company or any amendment to the Articles. The holders of the Series A Preferred Stock will vote together as a single class with the holders of the Common Stock and any other capital stock with respect to the election of the members of the Board.

     The holders of the Series A Preferred Stock shall be entitled to receive the same amount, on a per share basis, of all cash and noncash dividends distributable to each holder of Common Stock. The right of the holders of the Series A Preferred Stock to receive dividend distributions declared by the Company shall be senior to the right of the holders of Series B Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), and of the holders of Common Stock to receive such dividend distributions. The holders may, at any time, elect to convert any share of Series A Preferred Stock into one share of Common Stock. In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock shall be entitled to a payment equal to the greater of $0.10 per share for each share of Series A Preferred Stock held or the liquidation distribution attributable to the Common Stock, after payment or provision for the payment of debts but before any distribution of assets to the holders of Series B Preferred Stock or to the holders of Common Stock. Shares of Series A Preferred Stock are not subject to any redemption provisions.

     Series B Preferred Stock - On April 21, 1999, the Board of Directors authorized 300,000 shares of Series B Preferred Stock in connection with the adoption of the Rights Agreement (as defined and more fully described below).

Anti-Takeover Considerations

     Anti-Takeover Statute - The Company is subject to Part 13 of the Texas Business Corporation Act (the "TBCA"), which, subject to certain exceptions, prohibits a Texas corporation from engaging in any "business combination" with an "affiliated shareholder" for three years following the date that such shareholder became an affiliated shareholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder or (ii) the business combination is authorized at a meeting of shareholders called not less than six months after such date by the affirmative vote of at least two-thirds of the outstanding voting shares not owned by the affiliated shareholder.

     Part 13 generally defines a "business combination" to include: (i) any merger, share exchange or conversion involving a corporation and an affiliated shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of a corporation to an affiliated shareholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by a corporation of any stock of the corporation to an affiliated shareholder, (iv) any transaction involving a corporation that has the effect of increasing the proportionate ownership percentage of the stock of any class or series of the corporation beneficially owned by an affiliated shareholder, (v) any receipt by an affiliated shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through a corporation or (vi) any adoption of a plan or proposal for the liquidation or dissolution of a corporation proposed by, or pursuant to any agreement or understanding with, an affiliated shareholder. In general, Part 13 defines an "affiliated shareholder" as any entity or person beneficially owning 20% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person. The provisions of Part 13 could have the effect of delaying, deferring or preventing a change of control of the Company even if a change of control were in the shareholders' interests.

     Classified Board Of Directors - The Articles provide for the Board to be divided into three classes serving staggered three-year terms. The term of office of the first class of directors will expire at the 2000 annual meeting of shareholders, the term of office of the second class will expire at the 2001 annual meeting of shareholders and the term of office of the third class will expire at the 2002 annual meeting of shareholders. The terms of office of the current directors of the Company are set forth herein under Item 5. "Directors and Executive Officers."

     At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the shareholders' ability to effect a change of control of the Company even if a change of control were in the shareholders' interests.

     Shareholder Action - If provided for in a company's articles of incorporation, the TBCA permits shareholder action without a meeting, without prior notice, and without a vote, upon the written consent of less than all of the holders of outstanding stock. The Articles prohibit shareholder action without a meeting, except by unanimous written consent. In addition, the Company's bylaws (the "Bylaws") provide that special meetings of the shareholders may be called only by the President, Chairman of the Board, a majority of the Board or the holders of at least 10% of all shares entitled to vote at the proposed meeting. These provisions could have the effect of delaying, deferring or preventing a change of control of the Company even if a change of control were in the shareholders' interests.

     Rights Agreement - On April 19, 1999, the Board authorized and declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock on such date (the "Record Date"). In addition, one Right will be issued for each share of Common Stock that becomes outstanding between the Record Date and the earlier to occur of the Redemption Date (as defined below) and the Final Expiration Date (as defined below). Except as described below, each Right represents the right to purchase one one-hundredth (1/100) of a share of Series B Preferred Stock from the Company at a price of $3100.00 (the "Exercise Price"), subject to adjustment. The mechanics of such adjustment, the timing of the exercise of the Rights, and the terms and preferences of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and U.S. Trust Company of Texas, N.A., as rights agent. A copy of the Rights Agreement has been filed with the Commission as an exhibit to this registration statement. This summary of the Rights and the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     The Rights will be evidenced by the Common Stock certificates and not by separate certificates until the earlier of: (i) the tenth day after the Stock Acquisition Date (as defined below), or (ii) the tenth business day (or such later date as may be determined by action of the Board prior to such time as any Person (as defined in the Rights Agreement) becomes an Acquiring Person (as defined below)) after the date of the commencement by any Person (other than an Exempt Person (as defined in the Rights Agreement)) of, or the first public announcement of the intent of any Person (other than an Exempt Person) to commence, a tender or exchange offer within the meaning of Rule 14d-2(a) of the Exchange Act upon the successful consummation of which such Person, together with its affiliates and associates, would be the beneficial owner of 15% or more of the then outstanding shares of voting stock of the Company (the earlier of such dates being herein referred to as the "Distribution Date"). The "Stock Acquisition Date" means the first date on which a public announcement is made by the Company or an Acquiring Person that a Person has become an Acquiring Person (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act). Under the Rights Agreement, an "Acquiring Person" means any person that together with all affiliates and associates beneficially holds 15% or more of the voting power of the Company.

     Until the Distribution Date, the Rights shall be transferred with, and only with, the Common Stock, and any transfer of Common Stock certificates shall also constitute the transfer of the Rights associated therewith. Following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to the record holders of Common Stock as of the close of business on the Distribution Date, and thereafter such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire upon the earliest of: (i) the close of business on April 19, 2009 (the "Final Expiration Date"), (ii) date of the redemption of the Rights by the Company as described below (the "Redemption Date"), (iii) the date on which the Rights expire pursuant to the Rights Agreement or (iv) date on which the Rights are exchanged by the Company as described below.

     Unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, each holder of Rights will thereafter have the right to exercise its Rights and to receive, upon payment of the Exercise Price (as adjusted) for each of its Rights, such number of shares of Common Stock (or in certain circumstances, cash, property or other securities of the Company) as shall have a value equal to the Exercise Price divided by 50% of the Fair Market Value (as defined in the Rights Agreement) of a share of Common Stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends.

     The Exercise Price payable and the number of shares of Series B Preferred Stock, Common Stock or other securities or property issuable upon exercise of a Right, and the number of Rights outstanding, are subject to adjustment from time to time to prevent dilution. In addition, if at any time on or after the Distribution Date the Company is merged into or consolidates with another person and the Company does not survive such merger or consolidation or all or a portion of the shares of Common Stock are exchanged for securities of another person in connection with such merger or consolidation, or the Company or one or more of the subsidiaries of the Company transfers to any other person 50% or more of the assets or earning power of the Company and the subsidiaries, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current Exercise Price of the Right, common stock of the applicable issuer or the surviving company having a value equal to twice the Exercise Price of the Right.

     Upon the exercise of a Right, the Company will not be required to issue fractional shares of Series B Preferred Stock (other than fractions in multiples of one one-hundredth of a shares of Series B Preferred Stock), and in lieu thereof may issue depositary receipts evidencing fractions of such shares or cash based on the Fair Market Value of the shares of Series B Preferred Stock.

     At any time after the date of the Rights Agreement until the earlier of ten days after the Stock Acquisition Date or the Final Expiration Date, the Company may, upon approval by a majority of the Board, redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), subject to adjustment. The Redemption Price may, at the option of the Company, be paid in cash, shares of Series B Preferred Stock or shares of Common Stock. The Rights will thereupon terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by any such person or group of 50% or more of the voting power of the Company, the Board may exchange the Rights (other than Rights owned by such person or group that have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Series B Preferred Stock or other consideration having equivalent value) per Right, subject to adjustment.

     As long as no Person is an Acquiring Person, the provisions of the Rights Agreement may be amended by the Company without the approval of any holders of the Rights. Any amendment adopted thereafter may not materially adversely affect the interests of the Acquiring Person.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company other than pursuant to a tender offer or other transaction approved by the Board. The Rights, however, provide a ten-day period to the Board and the Acquiring Person to negotiate such a merger or consolidation before the Rights become exercisable. If an acceptable arrangement is reached within this period, the Board may redeem all of the Rights.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by the provisions for indemnification of directors and officers in the TBCA, which applies to the Company, the Articles provide for indemnification of any director or officer in connection with an actual or threatened action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding (whether or not by or in the right of the Company), by reason of the fact that such person is or was a director or officer or is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another organization, against all judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses (including attorneys' fees and court costs) actually and reasonably incurred to the fullest extent permitted by any applicable law.

     The Bylaws provide for substantially similar indemnification of any director or officer. This indemnification, however, is limited to circumstances in which the director or officer was determined to have conducted himself in good faith and to have reasonably believed that the conduct was in the Company's best interests and not unlawful. The Bylaws further prohibit indemnification in circumstances in which the director or officer is found liable for willful or intentional misconduct in the performance of his duties to the Company.

     The Bylaws authorize the Company to purchase insurance for any director or officer to insure against any liability that may be asserted against him and incurred by him by reason of the fact that such a person is or was a director or officer, whether or not the Company would have the power to indemnify him against that liability under the Bylaws. The Company maintains insurance coverage for its directors and officers as well as coverage to reimburse the Company for potential costs of its corporate indemnification of directors and officers.

     The Company has entered into indemnification agreements with each of its directors. Each indemnification agreement provides that the Company shall indemnify the director against certain liabilities and expenses actually incurred by the director in connection with any threatened, pending or completed action, suit or proceeding, including an action by or on behalf of shareholders of the Company or by or in the right of the Company, to which the director is, or is threatened to be made, a party by reason of his status as a director, provided that such individual did not derive an improper benefit, such individual did not commit acts or omissions that were not in good faith or that involved intentional misconduct or a knowing violation of the law, or such indemnification is not otherwise disallowed by the Articles, the Bylaws or the law.

ITEM 13.  FINANCIAL DATA AND SUPPLEMENTARY STATEMENTS.

     See "Item 15.  Financial Statements and Exhibits."

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)  Financial Statements:

     Consolidated Balance Sheets as of December 31, 1999 and 1998 (Draft).

     Consolidated Statements of Operations for the years ended December 31, 1999, 1998 and 1997 (Draft).

     Consolidated Statements of Comprehensive Income for the years ended December 31, 1999, 1998 and 1997 (Draft).

     Consolidated Statements of Stockholders' Equity for the years ended December 31, 1999, 1998 and 1997 (Draft).

     Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997 (Draft).

(b) Exhibits filed with this Form 10 Registration Statement are as follows:

     Exhibit No.    Description of Exhibit
     -----------    ----------------------

     3.1*           Articles of Incorporation.

     3.2*           Bylaws.

     10.1*          Millers American Group, Inc. 1999 Stock Option
                    Plan.

     10.2* Loan Agreement, dated as of September 17, 1999, between Millers American Group, Inc., as borrower, and LaSalle Bank National Association, as lender. A list identifying the contents of the Schedules to the Loan Agreement is attached.

     10.3* Office Lease, effective April 1, 2000, between Metropolitan Life Insurance Company, as lessor, and Phoenix Indemnity Insurance Company, as lessee.

     10.4* Sublease Agreement, effective November 19, 1999, between Union Pacific Resources Group, Inc., as sublessor, and Miller American Group, Inc., as sublessee.

     10.5* Stock Purchase Agreement, dated May 10, 1999, by and between Millers American Group, Inc. and
                          Acceptance Insurance Company.

     10.6* Amended and Restated Consolidated Federal Income Tax Allocation Agreement.

     10.7*          Severance Agreement by and between Millers
                    American Group, Inc. and David N. Thompson.

     10.8*          Form of Stock Option Agreement.

     10.9*          Form of Indemnification Agreement.

     10.10* Rights Agreement, dated as of April 19, 1999, by and between Millers American Group, Inc. and U.S. Trust Company of Texas, N.A., as rights agent.

     10.11*         Millers American Group, Inc. Employee Stock
                    Ownership Plan and Trust Agreement.

     10.12* Policy Life Cycle Services Agreement, effective as of May 1, 1997, by and between Millers
                    Integrated Claims Resources, Inc. dba MiliRisk and Millers Casualty Insurance Company.

     10.13* Amendment No. 1 to Policy Life Cycle Services Agreement by and between INSpire Insurance Solutions, Inc. and Millers Casualty Insurance Company.

     10.14*         Claims Life Cycle Services Agreement, effective

                    as of June 1, 1997, by and between Millers
                    Integrated Claims Resources, Inc. dba MiliRisk and Millers Casualty Insurance Company.

     10.15* Second Amended Information Services Contract, dated October, 1, 1997, by and among The Millers Mutual Fire Insurance Company, The Millers Casualty Insurance Company and INSpire Insurance Solutions, Inc.

     10.16* Policy Administration Services Agreement, effective as of October 1, 1997, by and among INSpire Insurance Solutions, Inc., The Millers Mutual Fire Insurance Company and The Millers Casualty Insurance Company.

     10.17* Claims Administration Services Agreement, dated as of October, 1, 1997 (the "Claims Administration Agreement"), by and among The Millers Mutual Fire Insurance Company, The Millers Casualty Insurance Company and INSpire Insurance Solutions, Inc.

     10.18*         Amendment No. 1 to the Claims Administration
                    Agreement.

     10.19* Amended and Restated Benefits Administration Contract, dated January 1, 1998, by and between The Millers Mutual Fire Insurance Company and INSpire Insurance Solutions, Inc.

     11.1*          Statement Regarding Computation of Earnings Per
                    Share.

     21.1*          Subsidiaries of the Registrant.

-------------------
*  Filed herewith.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   MILLERS AMERICAN GROUP, INC.

Dated: May 31, 2000               By:  /S/ JOY J. KELLER
                                        -----------------------------------
                                        Joy J. Keller, President and
                                        Chief Executive Officer

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT

MILLERS AMERICAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
ASSETS                                               1999            1998

Investments:
  Debt securities, at estimated fair
       value, cost of $85,937,330 for 1999
       and $71,226,124 for 1998                $  83,139,842    $  73,319,688
  Equity securities, at estimated fair
       value, cost of $33,870,820  for 1999
       and $39,754,620 for 1998                   27,342,643       35,078,700
  Other investments                               21,706,578        9,724,669
                                               -------------    -------------
         Total investments                       132,189,063      118,123,057

Cash and cash equivalents                         12,001,810        3,391,878
Reinsurance receivables                           60,086,513       83,649,521
Premiums receivable                               31,580,081       27,036,450
Investment in affiliate, at cost plus
  equity in undistributed earnings                 6,388,904        9,212,302
Deferred policy acquisition costs                  8,358,689        3,983,812
Deferred tax asset                                 9,962,229        1,552,000
Property and equipment, net                        8,125,772        6,614,769
Other assets                                      11,608,898        7,628,430
                                               -------------    -------------

TOTAL                                          $ 280,301,959    $ 261,192,219
                                               =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Reserve for losses and loss adjustment
  expenses                                     $ 122,752,861    $ 103,707,833
Unearned premiums                                 55,997,227       53,632,606
Accounts payable and accrued expenses             15,717,241       13,880,588
Reinsurance payable                                1,703,387       15,251,179
Due to affiliate                                   5,882,005        2,466,478
Other liabilities                                  8,942,476        7,044,466
Revolving credit facility                         20,000,000
                                               -------------    -------------
         Total liabilities                       230,995,197      195,983,150

Commitments and contingencies (Note 18)

Stockholders' equity:
  Preferred stock, $1.00 par value;
       1,000,000 shares authorized, 675
       shares issued and outstanding in 1999             675
  Common stock, $0.01 par value;
       50,000,000 shares authorized; 103,267           1,033
       shares issued and outstanding in 1999
  Additional paid-in capital                      66,771,510
  Retained earnings (accumulated deficit)        (10,905,261)      66,887,613
  Unreleased employee stock ownership plan
       shares                                       (499,500)
  Accumulated other comprehensive income
       (loss), net of tax                         (6,061,695)      (1,678,544)
                                               -------------    -------------
         Total stockholders' equity               49,306,762       65,209,069
                                               -------------    -------------

TOTAL                                          $ 280,301,959    $ 261,192,219
                                               =============    =============


PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT

MILLERS AMERICAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                         1999             1998             1997
Revenues:
 Net premiums earned                $ 105,397,511    $  85,734,610    $  98,649,740
 Software and outsourcing
  services                                                               18,838,414
 Net investment income                  5,296,702        3,588,419        4,990,061
 Realized capital gains and
  losses                                1,818,862        7,575,245        2,836,787
 Other operating income                                                   1,482,069
                                    -------------    -------------    -------------
  Total revenues                      112,513,075       96,898,274      126,797,071
                                    -------------    -------------    -------------

Costs and expenses:
 Losses and loss adjustment
  expenses                             80,468,707       77,960,662       85,708,669
 Cost of software and outsourcing
  services                                                               10,651,056
 Amortization of deferred policy
  acquisition costs                    27,644,207       33,917,415       30,520,000
 Underwriting and operating

  expenses                             17,786,038        6,442,036       25,517,035
                                    -------------    -------------    -------------
  Total expenses                      125,898,952      118,320,113      152,396,760
                                    -------------    -------------    -------------

Operating loss                        (13,385,877)     (21,421,839)     (25,599,689)

Other income (expense):
 Equity in net earnings (loss) of
  affiliate                            (3,270,676)       2,186,940          753,015
 Gain on sale of interest in
  affiliate                                             22,806,425       27,466,267
 Other expense                           (736,031)        (846,023)        (742,576)
                                    -------------    -------------    -------------
  Total other income (expense)         (4,006,707)      24,147,342       27,476,706
                                    -------------    -------------    -------------

Income (loss) before income taxes     (17,392,584)       2,725,503        1,877,017

Income tax expense (benefit)           (5,873,428)       1,022,705          589,534
                                    -------------    -------------    -------------

Net income (loss)                   $ (11,519,156)   $   1,702,798    $   1,287,483
                                    =============    =============    =============

Net loss after Conversion           $ (10,905,261)
                                    =============

Loss per common share after
 Conversion -
 Basic and diluted                  $     (105.60)
                                    =============

Pro forma earnings (loss) per
 common share -
 Basic and diluted                  $     (101.50)   $       28.14    $       18.25
                                    =============    =============    =============


See notes to consolidated financial statements.



PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT

MILLERS AMERICAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
----------------------------------------------------------------------------------

                                           1999            1998            1997

Net income (loss)                     $(11,519,156)   $  1,702,798    $  1,287,483

Other comprehensive income (loss),
 before income tax:
 Unrealized holding gains (losses)
  arising during period                 (4,924,447)       (904,606)      6,533,636
 Less:  Reclassification adjustment
  for gains (losses) included
  in net income (loss)                   1,818,862       7,575,245       2,836,787
                                      ------------    ------------    ------------

Other comprehensive income (loss),
 before income tax                      (6,743,309)     (8,479,851)      3,696,849


Income tax benefit (provision)
 related to items of other
 comprehensive income (loss)             2,360,158       2,967,948      (1,293,897)
                                      ------------    ------------    ------------

Other comprehensive income (loss),
 net of income tax                      (4,383,151)     (5,511,903)      2,402,952
                                      ------------    ------------    ------------

Net comprehensive income (loss)       $(15,902,307)   $ (3,809,105)   $  3,690,435
                                      ============    ============    ============


     See notes to consolidated financial statements.



PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT

MILLERS AMERICAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
----------------------------------------------------------------------------------------------------------------------------------

                                                                                         Retained      Accumulated
                                                Additional   Unreleased     Earnings       Other       Comprehensive
                                    Preferred     Common      Paid-in         ESOP      (Accumulated      Income
                                      Stock       Stock       Capital        Shares       Deficit)        (Loss)          Total
Balance at January 1, 1997          $    --     $    --     $       --     $     --     $ 63,897,332   $  1,430,407   $ 65,327,739
 Net income                                                                                1,287,483                     1,287,483
 Change in net unrealized holding
  gains (losses), net of tax of
  $1,293,897                                                                                              2,402,952      2,402,952
                                    ---------   ---------   ------------   ----------   ------------   ------------   ------------

Balance at December 31, 1997                                                              65,184,815      3,833,359     69,018,174
 Net income                                                                                1,702,798                     1,702,798
 Change in net unrealized holding
  gains (losses), net of tax
  benefit of $2,967,948                                                                                  (5,511,903)    (5,511,903)
                                    ---------   ---------   ------------   ----------   ------------   ------------   ------------

Balance at December 31, 1998                                                              66,887,613     (1,678,544)    65,209,069
 Net loss before Conversion                                                                 (613,895)                     (613,895)
 Issuance of 103,267 shares of
  common stock in connection
  with Conversion transaction                       1,033     66,272,685                 (66,273,718)
 675 shares Class A preferred
  stock purchased by ESOP                675                     498,825     (499,500)
 Net loss after Conversion                                                               (10,905,261)                  (10,905,261)
 Change in net unrealized holding
  gains (losses), net of tax
  benefit of $2,360,158                                                                                  (4,383,151)    (4,383,151)
                                    ---------   ---------   ------------   ----------   ------------   ------------   ------------

Balance at December 31, 1999        $     675   $   1,033   $ 66,771,510   $ (499,500)  $(10,905,261)  $ (6,061,695)  $ 49,306,762
                                    =========   =========   ============   ==========   ============   ============   ============


See notes to consolidated financial statements.



PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT

MILLERS AMERICAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
-------------------------------------------------------------------------------------------------------
                                                                1999            1998            1997

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                         $(11,519,156)   $  1,702,798    $  1,287,483
 Adjustments to reconcile net income (loss) to cash used
  in operating activities:
  Gain on sale of interest in affiliate                                     (22,806,425)    (27,466,267)
  Equity in net earnings of affiliate                         3,270,676      (2,178,148)       (753,015)
  Premium deficiency                                                          1,429,881       2,847,776
  Depreciation and amortization                              32,128,016      35,262,825      32,781,746
  Deferred income taxes                                      (5,873,428)        836,000        (535,000)
  Additions to deferred acquisition costs                   (32,019,084)    (33,458,788)    (33,596,000)
  Net realized gains on investments                          (1,818,862)     (7,575,245)     (2,787,930)
  Net gain on sale of property and equipment                                 (1,566,045)
  Changes in operating assets and liabilities (net of
   effects of acquisition):
   Reinsurance receivables                                   23,573,082     (18,982,739)    (26,405,655)
   Premiums receivable                                        4,184,314       5,324,551       1,374,965
   Other assets                                               4,176,683      (1,273,643)       (163,169)
   Reserve for losses and loss adjustment expenses           (4,972,323)     22,276,733      20,805,415
   Unearned premiums                                        (12,914,172)    (13,053,862)     18,714,263
   Accounts payable and accrued expenses                        174,604       3,813,410       2,570,316
   Reinsurance payable                                      (13,547,792)      1,025,842       4,036,661
   Due to affiliate                                           3,415,527       1,333,613       1,132,865
   Other liabilities                                          1,898,010       3,280,258       3,863,377
                                                           ------------    ------------    ------------
       Net cash used in operating activities                 (9,843,905)    (24,608,984)     (2,292,169)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment                         (3,024,384)     (3,968,354)     (1,715,802)
 Proceeds from investment maturities and sales               78,710,149      46,686,691      47,815,429
 Purchases of investments                                   (55,706,056)    (60,856,316)    (50,029,536)
 Proceeds from sale of property and equipment                                 8,231,769       1,452,817
 Investments in affiliates                                                   (2,018,413)    (10,500,000)
 Proceeds from sale of interest in affiliate                                 24,260,612      34,029,819
 Change in other investments                                (11,429,668)     (3,351,165)     (4,673,504)
 Acquisition of Phoenix Indemnity, net of cash received     (10,096,204)
                                                           ------------    ------------    ------------
       Net cash provided by (used in) investing
          activities                                         (1,546,163)      8,984,824      16,379,223
                                                           ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES -
 Advances under revolving credit facility                    20,000,000
                                                           ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          8,609,932     (15,624,160)     14,087,054

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  3,391,878      19,016,038       4,928,984
                                                           ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                     $ 12,001,810    $  3,391,878    $ 19,016,038
                                                           ============    ============    ============

SUPPLEMENTAL CASH FLOW DISCLOSURES:
 Cash paid during the year for:
  Interest                                                 $    591,121    $    105,101    $    183,085
  Income taxes                                                     --         3,000,000       1,800,000

SUPPLEMENTAL NONCASH INVESTING ACTIVITY -
 Exchange of common stock of Millers Specialty Insurance
   Company for preferred stock of acquiring company        $       --      $  3,800,000    $       --


See notes to consolidated financial statements.


PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT

MILLERS AMERICAN GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization

   Millers American Group, Inc. (the "Company") is primarily engaged in the property and casualty insurance business through its subsidiaries, principally The Millers Insurance Company ("Millers"), The Millers Casualty Insurance Company ("Casualty") and Phoenix Indemnity Insurance Company ("Phoenix").

   The Company was formed on February 25, 1999 in conjunction with a plan of conversion (the "Conversion") of the former The Millers Mutual Fire Insurance Company ("Mutual"). On the same date, the Company formed a wholly-owned subsidiary, Trilogy Holdings, Inc. ("Trilogy"). Pursuant to the Conversion which became effective on April 21, 1999, Mutual was converted from a mutual property and casualty insurance company to a stock property and casualty insurance company and renamed Millers Insurance Company. Immediately thereafter, all of the initial shares of common stock of Millers were exchanged for shares of the Company, and Millers became a wholly-owned subsidiary of Trilogy.

   Millers' wholly-owned subsidiaries are Millers General Agency, Inc. ("General") and Millers Holding Corporation, Inc. ("Holding"), a downstream holding company. Holding owns 100% of the outstanding common stock of The Millers Direct Insurance Company ("Direct"), an inactive Texas property and casualty insurer, and 99.5% of the outstanding common stock of Casualty.

   Millers and Casualty are property and casualty insurance companies domiciled in the state of Texas and licensed to write business in 39 and 27 states, respectively.

   In June 1999, the Company established Financial & Actuarial Resources, Inc. ("FAR") and Effective Litigation Management, Inc. ("ELM") to provide financial and actuarial and litigation services, respectively. FAR and ELM were inactive during 1999.

   Effective September 1, 1999 the Company entered into a stock purchase agreement (the "Purchase Agreement") dated as of September 17, 1999, with the shareholders of Phoenix, pursuant to which the Company agreed to acquire from such shareholders all of the outstanding capital stock of Phoenix for approximately $25 million in cash. Phoenix is a property and casualty insurance company domiciled in the state of Arizona and licensed to write business in 24 states. The acquisition was funded principally through a revolving line of credit from a bank and cash.

   The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values.

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   As of the acquisition date, assets acquired and liabilities assumed were as follows (in thousands):

   Purchase price                                                      $ 25,364
   Fair values of net assets acquired:
      Tangible assets                                                    56,071
      Liabilities                                                       (40,958)
                                                                         15,113

   Goodwill and other intangible assets                                $ 10,251


   Unaudited pro forma data reflecting results of the Company as if the acquisition was effective at January 1, 1998 are as follows (in thousands, except share date):

                                                              December 31,
                                                        ----------------------
                                                           1999         1998

   Total revenues                                       $ 145,828    $ 142,580
                                                        =========    =========

   Operating loss                                       $ (14,538)   $ (23,601)
                                                        =========    =========

   Net income (loss)                                    $ (11,714)   $     590
                                                        =========    =========

   Loss per common share after Conversion:
      Basic and diluted                                 $ (106.64)
                                                        =========

   Earnings (loss) per common share:
      Basic and diluted                                 $ (113.44)   $    5.71
                                                        =========    =========

   Weighted average common shares:
      Basic and diluted                                   103,267      103,267
                                                        =========    =========


   Pro forma results are unaudited and are based on historical results. Pro forma results do not reflect any synergies that might be achieved from combined operations and, therefore, in management's opinion, are not indicative of what actual results would have been if the acquisition had occurred at January 1, 1998. In addition, such pro forma results are not intended to be a projection of future results.

   The operating results of the acquired business are included from September 17, 1999, the date of the acquisition.

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   Summary of Significant Accounting Policies

   The accompanying consolidated financial statements are presented in conformity with generally accepted accounting principles ("GAAP"). These accounting principles differ in certain respects from accepted accounting practices prescribed or permitted by the insurance departments of the states of which the Company's insurance subsidiaries are domiciled.

   Principles of Consolidation - The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Since August 1997 the Company's investment in INSpire Insurance Solutions, Inc. ("INSpire") has been accounted for using the equity method.

   Use of Estimates - The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of estimates include those used in determining deferred policy acquisition costs and reserves for losses and loss adjustment expenses. Actual results could differ from those estimates.

   Investments - Debt and equity securities and other investments are classified as available for sale and are carried at estimated fair values with unrealized holding gains and losses net of income tax effects reported as a separate component of equity until realized. Realized gains and losses upon disposition of securities are determined by using the specific identification method.

   Cash and Cash Equivalents - The Company considers all investments with maturities at acquisition of three months or less to be cash equivalents. Cash equivalents consist primarily of amounts invested in overnight repurchase agreements in connection with money market arrangements.

   Deferred Policy Acquisition Costs - Acquisition costs such as commissions, premium taxes and certain other expenses which vary with and are directly related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to premiums to be earned, loss and loss adjustment expenses and certain other maintenance costs expected to be incurred as the premiums are earned. To the extent that deferred policy acquisition costs are not realizable, the deficiency is charged to income currently.

   Reinsurance Receivables - Reinsurance is commonly utilized within the industry as a means of risk-sharing, and the Company is involved in many treaties and facultative agreements for different lines of business. The reinsuring companies are obligated to the Company to the extent of the reinsured portion of the underlying risks. The amounts for ceded losses, loss adjustment expenses and unearned premiums represent a continuing liability for the Company in the event that reinsurers are unable to meet their obligations under the reinsurance agreements.

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   Reserve for Losses and Loss Adjustment Expenses - The reserve for unpaid losses and loss adjustment expenses is based on aggregate case basis estimates for reported losses and estimates of incurred but not reported losses based on past experience. Such reserve is based upon estimates and, while management believes that the amount is fairly stated, the ultimate liability may vary from the amount provided. The methods used to make such estimates and to establish the resulting liability are continually reviewed and any adjustments to these methods are reflected in current operations.

   Premiums and Commissions - Premiums are earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written that relates to the unexpired terms of the policies in force. Earned premiums include amounts received relating to assumed reinsurance and are stated net of reinsurance ceded.

   Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method with estimated useful lives ranging from 5 to 7 years for furniture, equipment, and automobiles.

   Federal Income Taxes - Deferred taxes are provided for the tax effects of expected future tax consequences of temporary differences between the carrying amounts and tax bases of the assets and liabilities.

   Net Income (Loss) Per Share - Basic net income (loss) per common share is computed based upon net income (loss) divided by the weighted average number of common shares outstanding during each period. Diluted net income (loss) per common share is computed based upon net income (loss) divided by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. The weighted average number of shares outstanding (basic) at December 31, 1999 was 103,267. There were no dilutive potential common shares at December 31, 1999.

   Pensions - Amounts reported for pensions are based upon estimates as calculated by consulting actuaries. While management believes the amount is fairly stated, the ultimate liability may vary from the amount provided.

   Reclassifications - Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements to conform to the 1999 presentation.

   Recently Issued Accounting Pronouncements

   Statement of Financial Accounting Standards ("SFAS") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" - SFAS No. 133 establishes standards for derivative instruments and hedging activities. The following items are the main requirements in this Statement: (1) all derivatives will be reported in the financial statements at their fair value;
   (2) gains and losses as a result of changes in the fair values of derivatives will be reported as an increase or decrease in net income if the derivatives do not meet certain criteria to qualify for hedge accounting; (3) gains or losses on derivatives that qualify for hedge accounting generally will have little or no net effect on net income, and net income will be affected only

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   if the hedge is not fully effective; and (4) derivatives may be designated as fair value hedges (of risks related to firm commitments). Gains or losses on fair value hedges will have little or no effect on equity. Gains or losses on cash flow hedges will be recognized immediately when the forecasted transaction affects earnings. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not expect the adoption of SFAS No. 133 will have a material impact on its consolidated financial statements because the Company does not currently hold any derivatives.

   Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" - SOP 97-3 provides guidance for accruing liabilities for guaranty fund-type assessments. Assessments covered by this statement include any charge mandated by statute or other regulatory authority that is related directly or indirectly to underwriting activities (except for income taxes and premium taxes). The statement specifies that the accrual of an assessment depends on the type of assessment and the cause that obligates an insurer to pay the assessment. SOP 97-3 is effective in 1999. Adoption did not have a material effect on the Company's consolidated financial statements.

   SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"- SOP 98-1 establishes criteria for determining the costs of developing internal use computer software that should be expensed immediately and that which should be capitalized and amortized over the estimated useful life of the software. SOP 98-1 states that external direct costs of materials and services (i.e., consulting and other professional fees) and payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software project should be capitalized as a long-lived asset. General and administrative, overhead, and training costs are considered to be period costs that should be expensed as incurred. SOP 98-1 is effective in 1999. Adoption did not have a material effect on the Company's consolidated financial statements.

   SOP 98-5, "Reporting on the Costs of Start-Up Activities" - SOP 98-5 establishes criteria for determining the costs of and the accounting for start-up activities. Start-up activities are defined as one-time costs relating to the opening of a new facility, introducing a new product or service, conducting business with a new class of customer, initiating a new process in an existing facility or commencing some new operation. The statement indicates that all start-up costs, as defined above, are to be expensed as they are incurred. All costs not defined above as startup costs (e.g., organizational costs) are not addressed by this statement. SOP 98-5 is effective in 1999. Adoption did not have a material effect on the Company's consolidated financial statements.

   SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" - SOP 98-7 specifies the appropriate accounting for insurance and reinsurance contracts that do not transfer insurance risk. The statement does not apply to long- duration life insurance contracts. Insurance risk entails both timing and underwriting risks. The appropriate accounting depends on whether the insurance or reinsurance contract transfers significant timing risk, underwriting risk, neither timing risk nor underwriting risk, or has indeterminate risk. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. Adoption is

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   not expected to have a material effect on the Company's consolidated financial statements.

   Statutory Pronouncements and Developments

   NAIC Codification - In March 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, is proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Company has not finalized the quantification of the effects of the Codification on its statutory financial statements.

2.   PRO FORMA FINANCIAL INFORMATION

   The following pro forma information for the years ended December 31, 1999, 1998 and 1997 gives effect to the Conversion as if it had occurred on January 1, 1997:

                                        1999            1998           1997

   Net income (loss)               $(11,519,156)   $  1,702,798   $  1,287,483

   Pro forma adjustment               1,037,677       1,203,510        597,558
                                   ------------    ------------   ------------

   Pro forma net income (loss)     $(10,481,479)   $  2,906,308   $  1,885,041
                                   ============    ============   ============

   Pro forma earnings (loss) per
      common share -
      basic and diluted            $    (101.50)   $      28.14   $      18.25
                                   ============    ============   ============

   The pro forma adjustment assumes all Conversion expenses were incurred prior to January 1, 1997.

   The pro forma financial information above is used to present comparative earnings per common share amounts for the years ended for December 31, 1999, 1998 and 1997. Net losses after Conversion and net losses per common share after Conversion on the consolidated statements of operations reflect net losses and net losses per common share for the period from April 21, 1999, the effective date of the Conversion, through December 31, 1999.

3. INVESTMENTS

   Net investment income for the years ended December 31 is as follows:

                                           1999         1998         1997

   Gross investment income:
     Debt securities                    $4,976,512   $4,748,630   $4,035,942
     Equity securities                     781,851      961,624    1,190,096
     Other investments                   1,368,019      434,765      273,504
     Cash and cash equivalents              38,465      238,686      992,756
     Premium notes                                                   111,907
                                        ----------   ----------   ----------
              Total investment income    7,164,847    6,383,705    6,604,205
   Less investment expenses              1,868,145    2,795,286    1,614,144
                                        ----------   ----------   ----------

   Net investment income                $5,296,702   $3,588,419   $4,990,061
                                        ==========   ==========   ==========

   The cost or amortized cost, gross unrealized gains and losses, and estimated fair value of investments in available-for-sale securities as of December 31, 1999 and 1998 are as follows:

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT




                                                  December 31, 1999
                               -----------------------------------------------------
                                 Cost or        Gross        Gross
                                Amortized     Unrealized   Unrealized    Estimated
                                  Cost          Gains        Losses      Fair Value
   Debt securities:
   U. S. Treasury securities
     and obligations of
     U. S. government
     agencies                  $13,672,687   $     7,113   $   108,162   $13,571,638
   Obligations of states and
     political subdivisions     15,939,129        26,905       833,602    15,132,432
   Public utilities                786,657        22,737       809,394
   Corporate securities         26,855,739       135,975     1,120,306    25,871,408
   Mortgage-backed
     securities                 28,683,118        29,976       958,124    27,754,970
                               -----------   -----------   -----------   -----------

   Total debt securities       $85,937,330   $   222,706   $ 3,020,194   $83,139,842
                               ===========   ===========   ===========   ===========

   Equity securities:
      Preferred stocks         $14,737,419   $   258,302   $   612,412   $14,383,309
      Common stocks             19,133,401       411,618     6,585,685    12,959,334
                               -----------   -----------   -----------   -----------

   Total equity securities     $33,870,820   $   669,920   $ 7,198,097   $27,342,643
                               ===========   ===========   ===========   ===========



                                                     December 31, 1998
                                  -----------------------------------------------------
                                    Cost or        Gross        Gross
                                   Amortized     Unrealized   Unrealized    Estimated
                                     Cost          Gains        Losses      Fair Value
   Debt securities:
   U. S. Treasury
   securities and
   obligations of U. S
   government agencies            $ 5,573,286   $   293,236  $       --     $ 5,866,522
    Obligations of
     states and political
     subdivisions                   8,436,367       180,415        73,030     8,543,752
    Public utilities                  776,345        75,146       851,491
    Corporate securities           29,207,318     3,157,456     2,219,838    30,144,936
    Mortgage-backed
     securities                    27,232,808       783,032       102,853    27,912,987
                                  -----------   -----------   -----------   -----------
   Total debt securities          $71,226,124   $ 4,489,285   $ 2,395,721   $73,319,688
                                  ===========   ===========   ===========   ===========

   Equity securities:
      Preferred stocks            $21,234,954   $   686,687   $ 1,046,002   $20,875,639
      Common stocks                18,519,666       967,728     5,284,333    14,203,061
                                  -----------   -----------   -----------   -----------
   Total equity securities        $39,754,620   $ 1,654,415   $ 6,330,335   $35,078,700
                                  ===========   ===========   ===========   ===========

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   Property and casualty insurance companies are required to maintain assets with state regulatory authorities. Such assets are included as components of debt securities and have an aggregate market value of $12,254,500 and $8,538,967 at December 31, 1999 and 1998, respectively.

   The amortized cost and estimated fair value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                          December 31, 1999
                                                      -------------------------
                                                       Amortized    Estimated
                                                          Cost      Fair Value

   Due in one year or less                            $ 5,978,775   $ 5,915,478
   Due after one year through five years               21,238,961    20,446,803
   Due after five years through ten years               7,301,216     6,794,839
   Due after ten years                                 22,735,260    22,227,752
   Mortgage-backed securities                          28,683,118    27,754,970

   Total                                              $85,937,330   $83,139,842


   Exclusive of the proceeds from the sale of INSpire common stock in 1998 and 1997, proceeds from sales of investments during 1999, 1998 and 1997 were $68,751,136, $50,486,691 and $45,830,241, respectively. Exclusive of the gain on sale of INSpire common stock in 1998, gross gains of $4,731,717, $8,552,516 and $3,469,161 and gross losses of $2,912,855, $977,271 and
   $632,374 were realized on investment sales for the years ended December 31, 1999, 1998 and 1997, respectively.

4. INVESTMENT IN AFFILIATE

   During May 1997, the Company's board of directors approved a plan to divest, through an initial public offering of common stock, the majority of its ownership interest in INSpire, a publicly traded corporation which provides outsourcing services and software and software services to the property and casualty insurance industry (see Note 20).

   In August 1997, INSpire made an initial public offering of common stock and the Company sold 3,133,750 shares for $34,029,819. In March 1998, INSpire made a secondary public offering of common stock, and the Company sold 695,000 shares for $20,443,950. The excess of the proceeds received from the sale over the book value of the shares sold has been included in the consolidated statement of operations for 1998 and 1997. The Company's remaining 24% ownership interest in INSpire had a fair value in excess of $21 million at December 31, 1999. The calculated fair value is based on a closing market quotation at December 31, 1999 and is not necessarily indicative of the amount that could be realized upon sale.

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   Condensed financial information of INSpire as of December 31 and for the years then ended is as follows (in thousands):

                                                           1999         1998
   Balance Sheet Data:
      Current assets                                    $  61,579    $  76,983
      Property and equipment                               14,180       11,825
      Other assets                                         56,270       44,000
                                                        ---------    ---------
                                                        $ 132,029    $ 132,808
                                                        =========    =========

      Current liabilities                               $  25,172    $   8,597
      Noncurrent liabilities                                2,386        3,866
      Shareholders' equity                                104,471      120,345
                                                        ---------    ---------
                                                        $ 132,029    $ 132,808
                                                        =========    =========
   Earnings data:
      Revenue                                           $ 140,558    $  87,179
      Operating income (loss)                           $ (25,427)   $  15,601
      Net income (loss)                                 $ (19,688)   $  11,570

   The Company's share of the undistributed earnings (loss) of INSpire for the year ended December 31, 1999 and 1998 was approximately ($3,912,517) and $1,659,000, respectively.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The Company has estimated the fair value of financial instruments as of December 31, 1999 and 1998 using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on fair value amounts.

   The Company's financial instruments include: debt securities, equity securities, other investments, cash and cash equivalents, premiums receivable and unearned premiums.

   The Company has estimated that the carrying amounts of debt, equity, and other investment securities approximate fair value as all investments have been classified as available-for-sale. Fair values are based on quoted market prices or dealer quotes. The fair value and carrying value of the Company's available for sale investments was $110,482,485 and $108,398,388 as of December 31, 1999 and 1998, respectively. The Company has estimated that the carrying amounts of cash and cash equivalents, premiums receivable and unearned premiums are considered a reasonable estimate of their fair value based on the short maturities of such instruments. The Company has estimated that the carrying amount of the revolving credit facility approximates its fair value because the debt bears interest at a variable rate based on LIBOR.

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



6. PREMIUMS RECEIVABLE

   At December 31, 1999 and 1998, premiums receivable were composed of the following:

                                                          1999          1998

   Agents' balances                                   $20,388,196   $16,549,642
   Direct bill receivables                             11,521,350    10,811,808
   Premium notes receivable                               120,535       125,000
                                                      -----------   -----------
    Subtotal                                           32,030,081    27,486,450
   Allowance for doubtful accounts                        450,000       450,000
                                                      -----------   -----------

   Totals                                             $31,580,081   $27,036,450
                                                      ===========   ===========


7.   DEFERRED POLICY ACQUISITION COSTS

   Deferred policy acquisition costs ("DPAC") and the components of the change in DPAC were as follows:

                                           Years Ended December 31,
                                --------------------------------------------
                                    1999            1998            1997

   Balance, beginning of year   $  3,983,812    $  5,872,320    $  5,644,096
   Change in balance:
      Deferrals                   32,019,084      33,458,788      33,596,000
      Amortization                27,644,207     (33,917,415)    (30,520,000)
      Premium deficiency                          (1,429,881)     (2,847,776)
                                ------------    ------------    ------------
      Net change                   4,374,877      (1,888,508)        228,224
                                ------------    ------------    ------------

   Balance, end of year         $  8,358,689    $  3,983,812    $  5,872,320
                                ============    ============    ============


8. PROPERTY AND EQUIPMENT

   Property and equipment are carried at cost, less allowances for depreciation, and consist of the following at December 31, 1999 and 1998:

                                                          1999          1998

   Leasehold improvements                             $    17,922   $      --
   Furniture and equipment                             13,865,823     9,440,111
   Automobiles                                             93,691       105,162
                                                      -----------   -----------
                                                       13,977,436     9,545,273
   Accumulated depreciation                             5,851,664     2,930,504
                                                      -----------   -----------

   Property and equipment, net                        $ 8,125,772   $ 6,614,769
                                                      ===========   ===========


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PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   Depreciation expense was $2,180,447, $1,345,410 and $2,261,746 for 1999, 1998
   and 1997, respectively. In November 1998, Mutual sold its office building for $8 million (see Note 14).

9. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

   Activity in the reserve for losses and loss adjustment expenses is summarized as follows (in thousands):

                                                1999         1998       1997

   Balance at January 1                      $ 103,708    $  81,431   $  60,626
   Less reinsurance receivables                 47,680       33,310      29,417
                                             ---------    ---------   ---------
       Net balance at January 1                 56,028       48,121      31,209

   Reserves acquired in Phoenix
    acquisition                                 24,017

    Incurred related to:
     Current year                               83,102       71,385      72,894
     Prior years                                (2,634)       6,576      12,815
                                             ---------    ---------   ---------
       Total incurred                           80,468       77,961      85,709
                                             ---------    ---------   ---------
    Paid related to:
     Current year                               49,802       38,967      44,266
     Prior years                                31,337       31,087      24,531
                                             ---------    ---------   ---------
       Total paid                               81,139       70,054      68,797
                                             ---------    ---------   ---------
       Net balance at December 31               79,374       56,028      48,121

   Plus reinsurance receivables                 43,379       47,680      33,310
                                             ---------    ---------   ---------

   Balance at December 31                    $ 122,753    $ 103,708   $  81,431
                                             =========    =========   =========

   As a result of changes in estimates of insured events in prior years, the provision of claims and claim adjustment expenses decreased by approximately $1.5 million in 1999 and increased approximately $6.6 million in 1998 due primarily to changes in anticipated losses on the commercial auto line of business.

10. REINSURANCE

   The Company limits the maximum net loss on any one incident by reinsuring (ceding) certain levels of risks principally through excess- of-loss and quota share agreements with other insurers or reinsurers, either on an automatic basis under general reinsurance contracts or on an individual risk basis. Reinsurance contracts do not relieve the Company from obligations to its policyholders. In the event that the reinsuring companies are unable to
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PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   meet their obligations under reinsurance agreements significant losses to the Company could occur. Management believes that all amounts currently due from reinsurers are fully collectible.

   Millers has an agreement with a general agency to write private passenger auto business in the state of California. This business was 75% reinsured with Vesta Fire Insurance Company for the period from January 1997 through March 1997, 65% reinsured with Kemper Reinsurance Company ("Kemper") for the period from April 1997 to March 1998 and 55% of this business was reinsured with Kemper from April 1998 to March 1999. In April 1999, Millers stopped reinsuring such business. During 1999, 1998 and 1997, the Company wrote approximately $25 million, $38 million and $53 million, respectively, of premiums under this agreement.

   For the years ended December 31, 1999, 1998 and 1997, amounts assumed and ceded under reinsurance agreements were as follows (in thousands):

                                                December 31, 1999
                                    ------------------------------------------
                                     Direct    Assumed     Ceded        Net

   Premiums written                 $114,440   $ 40,331   $(49,316)   $105,455
   Earned premium                    131,657     35,045    (61,304)    105,398
   Losses and loss adjustment
     expenses incurred                99,203     26,626    (45,360)     80,469


                                               December 31, 1998
                                    ------------------------------------------
                                     Direct    Assumed     Ceded        Net

   Premiums written                 $144,620   $ 18,337   $(92,330)   $ 70,627
   Earned premium                    159,174     16,679    (90,118)     85,735
   Losses and loss adjustment
      expenses incurred              140,260     16,397    (78,696)     77,961


                                               December 31, 1997
                                    ------------------------------------------
                                     Direct    Assumed     Ceded        Net

   Premiums written                 $187,519   $  4,552   $(86,758)   $105,313
   Earned premium                    170,840      2,517    (74,707)     98,650

   Losses and loss adjustment
      expenses incurred              130,239      1,849    (46,379)     85,709


   The maximum amount of unearned premium which would have been due from or to the Company if all of the Company's reinsurance had been canceled as of December 31, 1999 and 1998 would be as follows:

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PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



                                                          1999          1998

   Assumed unearned premium reserve payable           $ 8,988,000   $ 3,574,000
   Ceded unearned premium reserve receivable           11,817,000    21,762,000

   The Company has unsecured reserves for loss and loss adjustment expenses, unearned premiums ceded, and contingent commissions, which are significant in relation to retained earnings, with the following reinsurers:

                                                          1999          1998

   AXA Reassurances                                   $10,861,000   $ 9,464,000
   Chartwell Reinsurance Company                        2,801,000     2,598,000
   First Excess and Reinsurance Company                 3,454,000     2,904,000
   Hartford Fire Insurance Company                      1,353,000     1,631,000
   Instant Auto Insurance Company                       2,541,000          --
   Insurance Corporation of Hanover                     2,788,000     6,986,000
   Kemper Reinsurance Company                           8,397,000    14,192,000
   MIC Re Corporation                                   2,621,000     2,416,000
   PMA Reinsurance Company                              4,920,000     2,688,000
   Reliance Insurance Company                           1,960,000     1,075,000
   St. Paul Fire & Marine Insurance Company             1,396,000       790,000
   Swiss Reinsurance America Corporation                1,076,000       955,000
   Toa-Re Insurance Company of America                  1,059,000       281,000
   Unionamerica Insurance Company Limited               1,099,000       273,000
   Winterthur Reinsurance Corporation of                1,293,000       537,000
   America

11. REVOLVING CREDIT FACILITY

   Effective September 17, 1999, the Company entered into a revolving line of credit agreement (the "Loan Agreement") with a bank which expires June 30, 2005. At December 31, 1999, the Company had advances of $20,000,000 outstanding under the Loan Agreement. Borrowings under the Loan Agreement bear interest at a variable rate based on either the bank prime rate or LIBOR as designated by the Company (8.6% at December 31, 1999). No amounts are currently due under the Loan Agreement, however, borrowings under the Loan Agreement are subject to a declining maximum amount which was $30,000,000 at December 31, 1999. Future amounts available under the Loan Agreement are as follows:

   Present through June 30, 2001                         $ 30,000,000
   July 1, 2001 through June 30, 2002                      26,000,000
   July 1, 2002 through June 30, 2003                      21,000,000
   July 1, 2003 through June 30, 2004                      15,000,000
   July 1, 2004 through June 30, 2005                       9,000,000


   In February 2000, the Company made a principal payment to the bank in the amount of $1,550,000.

   At December 31, 1999, certain debt covenants were not met with respect to the Loan Agreement. However, on ________, the Company obtained a waiver from the bank stating _____________________.

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   The Company has other revolving line of credit facilities available for borrowings of up to $14,000,000 with certain banks. Interest is payable monthly at rates ranging from the interbank borrowing rate to bank prime (5.92% at December 31, 1999). The Company had $3,600,000 and $900,000 of
   outstanding borrowings on the line of credit at December 31, 1999 and 1998, respectively, which were repaid in full on January 3, 2000 and January 4, 1999. These outstanding borrowings were included in other liabilities.

   Total interest expense for the year ended December 31, 1999 was $673,418 while interest expense for 1998 and 1997 was not significant.

12. LOSSES TAXES

   The Company files a consolidated income tax return with its eligible subsidiary companies. Income tax expense (benefit) consists of the following components for the years ended December 31:

                                          1999           1998          1997

   Current                            $      --      $   186,705   $ 1,124,534
   Deferred                            (5,873,428)       836,000      (535,000)
                                      -----------    -----------   -----------
   Provision for income taxes
     (benefit)                        $(5,873,428)   $ 1,022,705   $   589,534
                                      ===========    ===========   ===========

   The provision for losses taxes differed from the amounts computed by multiplying the applicable U. S. statutory federal losses tax rate of 35% to pretax losses from continuing operations as a result of the following differences:

                                        1999          1998        1997

   Computed tax expense (benefit)
     at statutory rate              $(6,084,298)   $   953,926    $   657,000
   Increase/(decrease) in tax
     resulting from:
   Recovery of minimum tax credit
     carryforwards                     (308,000)    (1,200,000)
   Change in valuation allowance        308,000      1,200,000
   Dividends received deduction        (161,609)      (194,744)      (160,000)
   Tax exempt interest                     (293)        (7,000)
   Other                                372,479        263,816         99,534
                                    -----------    -----------    -----------
   Provision for income taxes
     (benefit)                      $(5,873,428)   $ 1,022,705    $   589,534
                                    ===========    ===========    ===========

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   The tax effect of temporary differences are separately calculated and recorded when such differences arise. A valuation allowance, reducing any recognized deferred tax asset, is recorded if it is determined that it is more likely than not that such deferred tax asset will not be realized. The Company established a valuation allowance of $1,200,000 and increased the valuation allowance by $308,000 at December 31, 1998 and December 31, 1999, respectively, as it determined that it is more likely than not that the Company will not utilize all its tax benefit carryforwards and realize the tax benefit of its deferred tax assets. The benefit will be recognized when management believes that it is more likely than not that the portion of the deferred losses tax asset is realizable.

   The sources of deferred losses tax expense (benefit) and their tax effects were as follows (in thousands):

                                                 1999        1998        1997
   Reserve for losses and loss
     adjustment expenses                      $  6,429    $(21,080)   $ (8,322)
   Tax credit and net operating loss
     carryforwards                              (4,710)     (1,200)
   Deferred policy acquisition costs             1,583        (711)         80
   Reinsurance receivables/payables             (3,879)     21,476       4,198
   Premiums receivable                          (4,328)        377       4,340
   Property and equipment                         (499)        170        (128)
   Change in valuation allowance                   308       1,200
   Other                                          (777)        604        (703)
                                              --------    --------    --------
   Deferred income tax expense (benefit)      $ (5,873)   $    836    $   (535)
                                              ========    ========    ========

   The sources of these temporary differences and the estimated tax effect (using the federal losses tax rate of 35%) of each are as follows (in thousands):

                                                           1999        1998
   Deferred tax assets:
   Discounted losses and loss adjustment expense
     reserves and unearned premiums                     $ 37,628    $ 44,057
     Tax credit and net operating loss
       carryforwards                                       6,710       2,000
     Reinsurance payable                                     546       5,117
     Unrealized holding losses on investments              3,440         904
     Other deferred assets                                   377          87
     Less valuation allowance                             (1,508)     (1,200)
                                                        --------    --------
     Total deferred tax assets                            47,193      50,965

   Deferred tax liabilities:
     Deferred policy acquisition costs                     2,926       1,344
     Reinsurance receivables                              32,183      40,633
     Premiums receivable                                     389       4,717
     Investments                                           1,042         615
     Property and equipment                                  501       1,000
     Other deferred tax liabilities                          190       1,104
                                                        --------    --------
     Total deferred tax liabilities                       37,231      49,413
                                                        --------    --------
           Net deferred tax asset                       $  9,962    $  1,552
                                                        ========    ========

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   The Company has alternative minimum tax credit carryforwards of approximately $2.3 million which have no expiration.

13. DIVIDEND RESTRICTIONS

   Dividends from the insurance subsidiaries of the Company are regulated by the state regulatory authorities of the states of which each subsidiary is domiciled. The laws of such states generally restrict dividends from insurance companies to certain statutorily approved limits. During 1999, dividends from insurance subsidiaries to the Company without further insurance department approval is limited to approximately $5,000,000.

   The Company does not anticipate paying dividends to holders of its Common Stock. In addition, the Loan Agreement places certain restrictions on the dividends the Company can pay. Under the Loan Agreement, the Company may not declare and pay cash dividends in any year in excess of the Company's Net Income (as defined in the Loan Agreement) for the preceding year. The Company, though, may pay dividends by issuing additional shares of Common Stock.

14. STATUTORY FINANCIAL INFORMATION

   Insurance subsidiaries of the Company are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from GAAP. Consolidated net losses and shareholders' equity on a statutory basis for the insurance subsidiaries were as follows:

                                Net Income (Loss)                 Shareholders' Equity
                              Year Ended December 31,                at December 31,
                    ----------------------------------------   ---------------------------
                         1999           1998          1997         1999           1998
   Insurance
     subsidiaries   $(15,707,280)   $  2,943,051   $ 918,408   $ 60,670,131   $125,314,219


   The insurance subsidiaries of the Company prepare their statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the insurance departments of the states in which they are domiciled. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

15. RELATED PARTY TRANSACTIONS

   The Company received policy and claims administration services, data processing services and software services from INSpire under the terms of

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   various agreements. Total fees paid were approximately $25,998,000, $26,366,000 and $18,864,000 in 1999, 1998 and 1997, respectively.

   From July 1, 1995 through December 31, 1997, the Company had various agreements with INSpire to provide management and administrative services. Total fees earned by the Company in 1997 were approximately $1,290,000. Effective January 1, 1998, a new agreement was entered into, whereby the Company receives benefits administration services from INSpire for a monthly fee of $15,000. Total fees paid under this contract were $180,000 in both 1999 and 1998.

   There was a net payable to INSpire of approximately $5,738,000 and $2,466,000 at December 31, 1999 and 1998, respectively.

   The Company utilizes an agency sales force that is provided by a company associated with a member of the Board of Directors. In 1999, 1998 and 1997, commissions of $68,121, $108,681 and $142,790, respectively, were paid to the agency on premiums written of $468,057, $829,755 and $815,124, respectively. At December 31, 1999 and 1998, no significant amounts were due from the agency.

   In November 1998, the Company sold its home office building to a third- party controlled by a member of the Board of Directors for $8 million. The Company recognized a gain of approximately $1.6 million on the sale. Additionally, the Company entered into a one year lease agreement with the purchaser for a portion of the building. Rental expense incurred under such agreement for 1999 and 1998 was $242,000 and $22,000, respectively. In November 1999, upon expiration of the lease agreement, the Company relocated its home office.

   In September 1999, the Company entered into an asset and employment transfer agreement with INSpire, pursuant to which INSpire agreed to acquire from the Company certain assets and employees used in the conduct of Phoenix's policy and claims administration for a purchase price of $3,500,000. Such agreement is pending necessary regulatory authority approval as of December 31, 1999.

16. EMPLOYEE BENEFIT PLANS

   The Company sponsors a defined contribution profit sharing plan whereby all employees are eligible to participate on the first day of the quarter following their employment date and are considered fully vested after five years of service. Participants are permitted to contribute 1% to 15% (not to exceed $10,000 in 1999 and 1998 and $9,500 in 1997) of their annual compensation on a tax deferred basis and the Company will match 50% of the first 6% contributed by the employee. Employer contributions were approximately $62,000 in 1999, $85,000 in 1998 and $167,000 in 1997.

   Substantially all of the Company's employees are covered by a qualified, non-contributory defined benefit pension plan (the "Pension Plan") which provides retirement, death and disability benefits for full-time employees completing at least 1,000 hours of service during any 12-month period. The funding policy is to contribute such amounts and at such times as required to maintain the qualified status of the Plan. No contributions were made to the Plan in 1999, 1998 or 1997.

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   The following tables reconcile the beginning and ending balances of the benefit obligation and the plan assets for the years ended December 31, 1999 and 1998:

                                                       1999            1998
   Change in benefit obligation
   Benefit obligation at beginning of
     year                                          $ 10,040,552    $ 10,072,417
   Service cost                                         102,431         136,746
   Interest cost                                        665,907         665,110
   Actuarial (gain) loss                               (818,957)        181,245
   Benefits paid                                       (887,202)     (1,014,966)
                                                   ------------    ------------
   Benefit obligation at end of year               $  9,102,731    $ 10,040,552
                                                   ============    ============

   Change in plan assets
   Fair value of plan assets at beginning
     of year                                       $ 14,193,174    $ 11,832,685
   Actual return on plan assets                       2,536,905       3,375,455
   Benefits paid                                       (887,202)     (1,014,966)
                                                   ------------    ------------
   Fair value of plan assets at end of
     year                                          $ 15,842,877    $ 14,193,174
                                                   ============    ============


   The following table sets forth the funded status of the plan, the amount not recognized in the financial statements, and the recognized pension asset (liability) as of December 31, 1999 and 1998:

                                                       1999           1998

   Funded status                                   $ 6,740,146    $ 4,152,622
   Unrecognized net transition asset                   547,880        604,189
   Unrecognized net actuarial gain                  (6,014,534)    (3,945,301)
   Unrecognized prior service cost                    (791,316)      (866,422)
                                                   -----------    -----------
   Prepaid (accrued) pension benefit (cost)        $   482,176    $   (54,912)
                                                   ===========    ===========


   The components of net periodic pension cost (benefit) for the year ending December 31 are as follows:

                                          1999           1998           1997

   Service cost for benefits earned
     during the period                $   102,431    $   136,746    $   302,705
   Interest cost on projected
     benefit obligation                   665,907        665,110        659,985
   Expected return on plan assets      (1,104,954)      (914,508)      (771,940)
   Amortization of unrecognized net
     obligation and prior service
     cost                                (200,472)       (43,107)       (19,941)
                                      -----------    -----------    -----------
   Net periodic pension cost
     (benefit)                        $  (537,088)   $  (155,759)   $   170,809
                                      ===========    ===========    ===========

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   The weighted average discount rate used in determining the actuarial present value of the benefit obligations was 7.75% in 1999 and 6.75% in 1998 and 1997. The assumed rate of increase in future compensation levels used was 5% in each year. The expected long-term rate of return on assets used was 8% for each year.

17. SHAREHOLDERS' EQUITY

   Common Stock - The holders of common stock will be entitled to vote as a separate class and will be entitled to one vote for each share on all matters voted upon by shareholders, except for the election of directors, and do not have cumulative voting rights. The holders of common stock, Series A Preferred Stock and other capital stock vote together as a single class to elect the members of the Board of Directors. Subject to the rights of holders of any outstanding shares of Preferred Stock, the holders of the common stock will be entitled to such dividends as may be declared at the discretion of the Board of Directors.

   For the period from April 21, 1999 to April 21, 2002, in the event the Company proposes to raise capital by the sale of common stock for cash in a stock offering, the Company will conduct a one time subscription offering pursuant to which the Company shall issue subscription rights to each common stockholder to purchase shares of common stock in such stock offering.

   For the period from April 21, 1999 to the earlier of (i) April 21, 2002 or
   (ii) the effective date of an initial public offering, transfer of all or any part of a common shareholder's shares, either directly or indirectly, or any right or interest therein, is subject to the following restrictions: If a common shareholder receives an offer to transfer any or all of the shares then owned by the shareholder, the shareholder must offer in writing such shares to the Company at the same price and on substantially the same terms as contained in the offer. The Company has 35 days from the date of receipt of written notice of the offer from the shareholder to accept such offer. If the Company proposes to accept such offer, the Company shall inform the shareholder in writing of its acceptance and the current book value per share of the shares. The shareholder will then have seven days after receiving the Company's written notice of acceptance to notify the Company whether the shareholder elects to sell the shares to the Company. If the shareholder elects not to sell the shares to the Company, the shareholder shall be deemed to have withdrawn the shares from the offer. If the Company fails to accept such offer within such 35-day period, the shareholder shall have 60 days to consummate such transfer pursuant to the terms of the offer. If after 60 days the shareholder has not consummated the transfer pursuant to the terms of the offer, the Company's right of first refusal will again be in effect with respect to all of such shareholder's shares.

   Series A Preferred Stock - On April 21, 1999, the Board of Directors authorized 200,000 shares of Series A Preferred Stock. The holder of the Series A Preferred Stock will be entitled to one vote for each share and to vote as a separate class on all matters voted upon by shareholders including, but not limited to, a merger, consolidation, sale of all or substantially all of the assets of the Company or any reclassification, stock split, or stock dividend respecting the capital stock of the Company or any amendment to the

PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   Articles of Incorporation of the Company. The holder of the Series A Preferred Stock will vote together as a single class with the holders of the common stock and other capital stock with respect to the election of the members of the Board of Directors of the Company.

   The holder of the Series A Preferred Stock shall be entitled to receive the same per share amount of all cash and noncash dividends distributable to each holder of common stock. The right of the holder of the Series A Preferred Stock to receive dividend distributions declared by the Company shall be senior to the right of the holders of Series B Preferred Stock (as defined below) and of the holders of common stock to receive such dividend distributions. The holder may, at any time, elect to convert any share of Series A Preferred Stock held by it into one share of common stock. In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holder shall be entitled to a payment of the greater or $0.10 per share of Series A Preferred Stock or the liquidation distribution attributable to the common stock, after payment or provision for the payment of debts but before any distribution of assets to the holders of Series B Preferred Stock or to the holders of common stock. Shares of Series A Preferred Stock are not subject to any redemption provisions.

   Series B Preferred Stock - On April 21, 1999, the Board of Directors authorized 300,000 shares of Series B Preferred Stock, par value $1.00 per share ("Series B Preferred Stock"), in connection with the adoption of the Rights Agreement authorization and declaration of a dividend distribution of one right ("Right") for each outstanding share of common stock under the Rights Agreement. Each Right represents the right to purchase one one-hundredth of a share of Series B Preferred Stock at a price of $31, subject to adjustment. Each holder of Series B Preferred Stock will be entitled to 100 votes for each share on all matters voted upon by the shareholders, except as provided in the Articles of Incorporation of the Company. Each share of Series B Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of the greater of: (i) $1.00 per share or (ii) 100 times the dividend declared per share of common stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, no distribution may be made to holders of common stock (or other shares of capital stock ranking junior to Series B Preferred Stock) unless the holders of Series B Preferred Stock have received an amount per share equal to the greater of: (i) $100 per share, plus accrued and unpaid dividends, or (ii) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of common stock. Shares of Series B Preferred Stock will not be subject to any redemption provisions.

18. EMPLOYEE AND DIRECTOR STOCK OPTION PLAN

   In April 1999, the Board of Directors adopted the Millers American Group, Inc. 1999 Stock Option Plan (the "Stock Option Plan"). A total of 3,000,000 shares of common stock have been reserved for grants of incentive and nonqualified options pursuant to the Stock Option Plan. Stock options are issuable only to eligible officers, directors and employees. Options granted
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PRELIMINARY DRAFT - INCOMPLETE - SUBJECT TO AMENDMENT



   will have six year terms and vest over a period of immediately to two years of continued employment or service to the Company.

   The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using a risk-free interest rate of 5.5% and an expected life of six years. No volatility factors of the expected market price of the Company's common stock have been involved because the Company was a private Company through the date of grant of all options.

   The following table summarizes the stock option activity under the Stock Option Plan for the year ended December 31, 1999:

                                                                    Exercise
                                                        Numer         Price
                                                      of Shares     per Share

   Options granted on April 21, 1999                     21,872     $ 721.49
   Options forfeited                                      6,529       721.49
                                                      ---------

   Options outstanding at December 31, 1999              15,343
                                                      =========

   Options exercisable at December 31, 1999               5,062
                                                      =========

   Options available for grant at December 31, 1999   2,978,128
                                                      =========


   The weighted average fair value of options granted during the year ended December 31, 1999 was $171.65 per share.

   The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for the Stock Option Plan, and, accordingly, no compensation expense has been recognized. Had the Company implemented Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123"),the Company's compensation expense would have increased by approximately $3.8 million and the Company's net loss after Conversion and loss per common share after Conversion (basic and dilutive), net of tax effects, would have been approximately $13.3 million and $129.23, respectively, for the year ended December 31, 1999.

19. EMPLOYEE STOCK PURCHASE PLAN

   In April 1999, the Board of Directors adopted the Employee Stock Ownership Plan and Trust ("ESOP"). In April 1999, the ESOP purchased 675 shares of Series A Preferred Stock of the Company for $499,500.

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   The purchase of shares was funded by a loan of $499,500 from Millers
   Insurance and other subsidiaries of the Company to the ESOP. In return, Millers received a note receivable, which was recorded as a reduction of stockholders' equity. Such shares of Series A Preferred Stock were pledged by the ESOP as collateral on the loan. The principal amount of the loan will be due and payable in five annual installments of $100,000 on April 20 of each of the years 2000 through 2004.

20. COMMITMENTS AND CONTINGENCIES

   In the normal course of its operations, the Company has been named as defendant in various legal actions, some of which are substantial in amount, seeking payments for denied claims, and other punitive damages. Management believes the ultimate liability, if any, resulting from the disposition of these claims, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

   On December 3, 1999, a shareholder class action lawsuit was filed in the United States District Court for the Northern District of Texas on behalf of all purchasers of the Company's common stock during the period between January 28, 1998 and October 14, 1999 (Southland Securities Corporation et. al v. INSpire Insurance Solutions, Inc. et. al. (7-99CV-243-R)). The named defendants include INSpire, certain officers and directors of INSpire, and Millers Insurance. The complaint alleges violations under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making false and misleading statements and failing to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, no misleading. The plaintiff seeks monetary damages and interest. Two additional shareholder class actions lawsuits, nearly identical to the one described above, have been filed against the same defendants in the United States District Court for the Northern District of Texas: Larry Altobell and Lawrence J. Miller et. al. v. INSpire Insurance Solutions, Inc. et. al. (7-99CV-248-R) filed on December 16, 1999, and Stacy B. and Rhonda K. Lofton et. al. v. INSpire Insurance Solutions, Inc. et. al. (7-00CV-001-R) filed on January 3, 2000. Millers Insurance intends to defend these suits vigorously in all aspects. However, the ultimate outcome of this matter cannot presently be determined.

   Through the pledge of a $1,700,000 certificate of deposit during 1995, the Company guaranteed a bank loan of an unrelated third party. The pledge expires in July 2000.

   In April 1998, the Company pledged its 34.2% ownership in an equity basis investee to a bank as collateral for investee's revolving line of credit facility. This pledge was released in 1999.

   The Company leases certain office space and equipment under operating leases for periods ranging from one to ten years. Rental expense on operating leases amounted to approximately $373,000 for the year ended December 31, 1999.
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   Rental expense was insignificant for the years ended December 31, 1998 and
   1997. These leases generally contain optional renewal provisions for one or more periods. Future annual minimum lease payments for each of the next five years and in the aggregate are:

   2000                                                  $ 420,874
   2001                                                    458,832
   2002                                                    458,832
   2003                                                    458,832
   2004                                                    476,490
   Thereafter                                            2,223,666
                                                       -----------
                                                       $ 4,497,526
                                                       ===========